Exhibit 99.1

UNDERWRITING AGREEMENT

September 11, 2009

Compton Petroleum Corporation

Suite 500, Bankers Court

850 - 2nd Street S.W. Calgary, Alberta T2P 0R8

Attention:	Tim Granger, P. Eng.,
President and Chief Executive Officer

Canaccord Capital Corporation (the “Lead Underwriter”), BMO Nesbitt Burns Inc., FirstEnergy Capital Corp., Scotia Capital Inc., TD Securities Inc. and Salman Partners Inc. (together with the Lead Underwriter, the “Underwriters”), understand that Compton Petroleum Corporation (the “Corporation”) proposes to issue and sell 120,000,000 units (the “Firm Units”) of the Corporation, each Firm Unit consisting of one Common Share (as hereinafter defined) (“Unit Share”) and one Common Share purchase warrant (each a “Warrant” and, collectively, the “Warrants”) of the Corporation. Each Warrant and Option Warrant (as hereinafter defined) will entitle the holder thereof to purchase one Common Share (a “Warrant Share” and, collectively, the “Warrant Shares”) at a price of $1.55 per Warrant Share at any time prior to 5:00 p.m. (Calgary time) on the date which is 24 months following the Closing Date (as hereinafter defined), after which time the Warrants will expire and be void and of no value. The Warrants shall be created and issued pursuant to a warrant indenture (the “Warrant Indenture”) to be dated as of the Closing Date between the Corporation and Computershare Trust Company of Canada (or an affiliate thereof) ( the “Warrant Agent”). Upon and subject to the terms and conditions contained in this Agreement, the Underwriters hereby severally, but not jointly, agree to purchase from the Corporation, in the respective percentages provided for in Article 14 hereof, and by its acceptance hereof the Corporation agrees to sell to the Underwriters, at the Closing Time (as hereinafter defined), all but, subject to Article 14, not less than all of the Firm Units at a price of $1.25 per Firm Unit (the “Offering Price”), being an aggregate purchase price of $150,000,000.

Upon and subject to the terms and conditions contained herein, the Corporation hereby grants to the Underwriters an option (the “Over-Allotment Option”) to purchase up to an additional 18,000,000 Units (the “Option Units”) at a price of $1.25 per Option Unit to cover over-allotments, if any, in the sale of the Firm Units. Each Option Unit will consist of one Common Share (“Option Share”) and one Common Share purchase warrant (“Option Warrant”). The Over-Allotment Option may be exercised in whole or in part at any time prior to 5:00 p.m., Calgary time, on the 30th day after the Closing Date (as hereinafter defined) by written notice (“Option Notice”) from the Lead Underwriter on the Underwriters’ behalf to the Corporation, setting forth the aggregate number of Option Units to be purchased. If the Over-Allotment Option is exercised, the number of Option Units specified in the Option Notice shall be purchased by the Underwriters, severally, but not jointly, in the same proportion as their respective obligations to purchase the Firm Units as set forth in Article 14 hereof. Option Units may be purchased by the Underwriters only for the purpose of satisfying over-allotments made in connection with the sale of the Firm Units.

In consideration of the Underwriters’ agreement to purchase the Firm Units and to offer them to the public, which agreement will result from the acceptance of this offer by the Corporation, and in consideration of the services rendered and to be rendered by the Underwriters in connection herewith, the Corporation agrees to pay to the Underwriters at the Closing Time a fee (the “Underwriting Fee”) equal to 6.0% of the aggregate purchase price for the Purchased Units (as hereinafter defined) purchased by the Underwriters, being an aggregate fee with respect to the Firm Units of $9,000,000.

The services provided by the Underwriters in connection herewith will not be subject to the goods and services tax provided for in the Excise Tax Act (Canada) and taxable supplies provided will be incidental to the exempt financial services provided.

The Offering shall take place in the Provinces (as hereinafter defined) and in the United States. The Offering may also take place in the jurisdictions set out in section 2.5 hereof and such other jurisdictions as may be agreed upon by the Corporation and the Underwriters.

The agreement resulting from the acceptance of this letter by the Corporation (herein referred to as “this Agreement”) shall be subject to the following additional terms and conditions:

ARTICLE 1 - DEFINITIONS

1.1	In this Agreement:

“Auditors” means Grant Thornton LLP, the auditors of the Corporation;

“Canadian Amended Preliminary Prospectus” means the amended and restated preliminary short form prospectus of the Corporation to be dated September 11, 2009 relating to the distribution of the Offered Units and, unless the context otherwise requires, includes all documents incorporated therein by reference;

“Canadian Final Prospectus” means the final short form prospectus of the Corporation relating to the distribution of the Offered Units and, unless the context otherwise requires, includes all documents incorporated therein by reference;

“Canadian Base Warrant Prospectus” has the meaning set forth in Subsection 2.2(l);

“Canadian Preliminary Prospectus” means the preliminary short form prospectus of the Corporation dated September 10, 2009 relating to the distribution of the Offered Units and, unless the context otherwise requires, includes all documents incorporated therein by reference;

“Canadian Preliminary Warrant Prospectus” has the meaning set forth in Subsection 2.2(h);

“Canadian Prospectuses” means, collectively, the Canadian Preliminary Prospectus, the Canadian Amended Preliminary Prospectus, the Canadian Final Prospectus, the Canadian Preliminary Warrant Prospectus, the Canadian Base Warrant Prospectus and any Prospectus Amendment to any of the foregoing, and “Canadian Prospectus” means any of the foregoing, as the context requires;

“Canadian Securities Laws” means the securities acts or similar statutes of each of the Provinces and all regulations, rules, policy statements, notices and blanket orders or rulings thereunder;

“Canadian Warrant Supplement” has the meaning set forth in Subsection 2.2(m);

“Closing Date” means September 25, 2009 or such other date as the Lead Underwriter and the Corporation may agree upon in writing, but in any event not later than October 9, 2009;

“Closing Time” means 6:30 a.m. (Calgary time) on the Closing Date (or, if the context so requires, on the Option Closing Date) or such other time on the Closing Date (or, if the context so requires, on the Option Closing Date) as the Lead Underwriter and the Corporation may agree upon;

“Common Shares” means the common shares in the capital of the Corporation;

“Corporation” has the meaning specified in the first paragraph of this Agreement;

“Disclosure Package” means (i) the U.S. Final Prospectus; and (ii) any Free Writing Prospectus that the parties hereto shall hereafter expressly agree in writing to treat as part of the Disclosure Package;

“distribution” has the meaning attributed thereto under applicable Canadian Securities Laws;

“Due Diligence Session” means each of the oral due diligence sessions held prior to the filing of the Canadian Prospectuses or any Prospectus Amendment or Subsequent Disclosure Document, for which the Underwriters and Underwriters’ counsel have distributed or may distribute a list of written questions to be answered at such due diligence session (which list may be augmented by additional questions posed at a due diligence session) by the Corporation’s senior management, Auditors, independent engineers and other experts as requested by the Underwriters;

“Due Diligence Session Responses” means the responses of the Corporation, as given by any director or officer of the Corporation, at a Due Diligence Session;

“Effective Date” means the date and time that the Registration Statement becomes effective;

“Environmental Authorizations” means all material authorizations, permits, certificates, consents, approvals, resolutions, licences, orders, permissions, exemptions, filings, recordings or registrations required or advisable under Environmental Laws;

“Environmental Contaminant” means any substance, activity, condition or other phenomenon the existence of which gives rise or could reasonably be expected, if any action were taken by any governmental agency or third party, to give rise to any notification, control, restriction, consent or other regulation or liability, sanction, order, notice or any requirement or agreed course of action under or arising out of the purported exercise by such government agency of its powers, duties and functions under Environmental Law (but excluding any petroleum products and related sediment and water received, stored or produced on or transported from, and any other consumables brought on to, the site of any property in each case in the ordinary course of business and provided that they are stored, received, produced, transported, consumed and/or used in accordance with good oilfield practice and with applicable Environmental Laws);

“Environmental Laws” means all applicable laws, treaties, conventions, statutes, ordinances, by-laws, regulations, orders, directives and decisions rendered by any local, provincial or federal government, ministry, department or administrative or regulatory agency relating to the protection of the environment, occupational health and safety or the processing, use, treatment, storage disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substances;

“Final Prospectuses” means, collectively, the Canadian Final Prospectus, the Canadian Base Warrant Prospectus, the U.S. Final Prospectus and the U.S. Base Warrant Prospectus;

“Financial Statements” means, collectively:

(a)	the audited comparative consolidated financial statements of the Corporation as at December 31, 2008 and 2007 and for each of the years in the two year period ended December 31, 2008 including the Auditors’ reports thereon and notes in respect thereof; and

(b)	the unaudited interim comparative consolidated financial statements of the Corporation as at June 30, 2009 and for the three and six month periods ended June 30, 2009 and 2008 and including the notes in respect thereof;

“Firm Units” has the meaning specified in the first paragraph of this Agreement;

“Form F-10” means Form F-10 under the U.S. Securities Act;

“Form F-X” has the meaning specified in section 2.2(e);

“Free Writing Prospectus” means a free writing prospectus, as defined in Rule 405 under the U.S. Securities Act;

“Initial Sale Time” means the time that the Registration Statement becomes effective, unless the Lead Underwriter shall designate in writing to the Corporation another time as the initial sale time, in which case such designated time shall be the Initial Sale Time;

“Interests” has the meaning ascribed thereto in section 7.1(u);

“Issuer Free Writing Prospectus” means an issuer free writing prospectus, as defined in Rule 433 under the U.S. Securities Act, of the Corporation;

“Lead Underwriter” has the meaning specified in the first paragraph of this Agreement;

“Lock-Up Agreements” means agreements executed by each of the directors and senior officers of the Corporation, substantially in the form attached hereto as Schedule “B”;

“material change”, “material fact” and “misrepresentation” have the meanings attributed thereto under applicable Canadian Securities Laws;

“material” or “materially”, when used in relation to the Corporation, means material in relation to the Corporation and its Subsidiaries (taken as a whole);

“Material Subsidiaries” means a Subsidiary of the Corporation provided, however, such term shall not include a Subsidiary if the amount of the Corporation’s share (based on its percentage ownership of voting interests of such Subsidiary) of the total assets or total revenues of such Subsidiary does not exceed 10% of the consolidated assets of the Corporation or the consolidated revenues of the Corporation in each case as at and for the period ending on the date of the most recent audited financial statements of the Corporation;

“Netherland Sewell” means Netherland, Sewell & Associates, Inc., independent oil and natural gas reservoir engineers;

“Netherland Sewell Report” means the engineering report dated February 19, 2009 prepared by Netherland Sewell evaluating the crude oil, natural gas and natural gas liquids reserves attributable to the Corporation’s properties, in accordance with the standards contained in the Canadian Oil and Gas Evaluation Handbook and the reserves definitions set out by the Canadian Securities Administrators in National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities;

“NI 44-101” means National Instrument 44-101 “Short Form Prospectus Distributions” adopted by the Securities Commissions in respect of short form prospectus distributions;

“NI 44-102” means National Instrument 44-102 “Shelf Distributions” adopted by the Securities Commissions in respect of shelf prospectus distributions;

“NP 11-202” means National Policy 11-202 “Process for Prospectus Reviews in Multiple Jurisdictions” adopted by the Securities Commissions;

“Offered Units” means, collectively, the Firm Units and the Option Units;

“Offering Documents” means the Canadian Prospectuses, the U.S. Prospectuses, the Registration Statement, the Warrant Registration Statement, any Issuer Free Writing Prospectus and any Prospectus Amendment;

“Offering Price” has the meaning specified in the first paragraph of this Agreement;

“Option Closing Date” has the meaning specified in section 8.2;

“Option Notice” has the meaning specified in the second paragraph of this Agreement;

“Option Shares” has the meaning specified in the second paragraph of this Agreement;

“Option Units” has the meaning specified in the second paragraph of this Agreement;

“Option Warrants” has the meaning specified in the second paragraph of this Agreement;

“Over-Allotment Option” has the meaning specified in the second paragraph of this Agreement;

“Passport Receipt” means the receipt issued by the Principal Regulator, which is evidence of a receipt or a deemed receipt of the other Securities Commissions pursuant to the Passport System, for the Canadian Preliminary Prospectus, the Canadian Amended Preliminary Prospectus, the Canadian Final Prospectus and any Prospectus Amendment, as the case may be;

“Passport System” means the system and procedures for prospectus filing and review under Multilateral Instrument 11-102 “Passport System” adopted by the Securities Commissions (other than the Ontario Securities Commission) and NP 11-202;

“Preliminary Prospectuses” means, collectively, the Canadian Preliminary Prospectus and the U.S. Preliminary Prospectus;

“Principal Regulator” means the Alberta Securities Commission;

“Prospectus Amendment” means any amendment to the Canadian Preliminary Prospectus, the Canadian Amended Preliminary Prospectus, the Canadian Final Prospectus, the U.S. Preliminary Prospectus, the U.S. Amended Preliminary Prospectus or the U.S. Final Prospectus, other than the Canadian Amended Preliminary Prospectus and the U.S. Amended Preliminary Prospectus and other than merely by incorporation by reference of Subsequent Disclosure Documents;

“Provinces” means all of the provinces of Canada, other than the Province of Québec;

“Public Record” means all information filed by or on behalf of the Corporation with the Securities Commissions, including without limitation, all documents incorporated by reference in the Canadian Prospectuses and any other information filed with the Securities Commissions in compliance or intended compliance with any Canadian Securities Laws;

“Purchased Units” means the Firm Units and, if the Over-Allotment Option is exercised, also includes the Option Units that the Underwriters elect to purchase pursuant to the exercise of the Over-Allotment Option;

“Registration Statement” means the registration statement on Form F-10 (File No. 333-161851) covering the registration of the Offered Units under the U.S. Securities Act and the rules and regulations of the SEC thereunder, including the exhibits thereto and the documents incorporated by reference therein, as amended at the date on which such registration statement becomes effective;

“SEC” means the United States Securities and Exchange Commission;

“Securities Commissions” means the securities commissions or similar securities regulatory authorities in the Provinces;

“Securities Laws” means, collectively, the Canadian Securities Laws and the U.S. Securities Laws;

“SEDAR” means the System for Electronic Document Analysis and Retrieval;

“Selling Firms” has the meaning specified in section 5.1(a);

“Standard Listing Conditions” means the customary post-closing conditions imposed by the Toronto Stock Exchange and the New York Stock Exchange, as the case may be, in similar circumstances;

“Subsequent Disclosure Documents” means any financial statements (including reconciliations of generally accepted accounting principles), management’s discussion and analysis, information circulars, annual information forms, material change reports (other than confidential material change reports), business acquisition reports or other documents issued by the Corporation following the execution and delivery of this Agreement which are, or are deemed to be, incorporated by reference into the Final Prospectuses or any Prospectus Amendment;

“Subsidiary” means a “subsidiary” as defined in the Canada Business Corporations Act or, with respect to an entity other than a corporation, means an entity in which the Corporation directly or indirectly owns not less than 50% of the voting, capital or income or partnership interests;

“Underwriters” has the meaning specified in the first paragraph of this Agreement;

“Underwriting Fee” has the meaning specified in the third paragraph of this Agreement;

“U.S. Amended Preliminary Prospectus” means the Canadian Amended Preliminary Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC, to be included in the Registration Statement;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“U.S. Final Prospectus” means the Canadian Final Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC, to be included in the Registration Statement;

“U.S. Preliminary Prospectus” means the Canadian Preliminary Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC included in the Registration Statement filed pursuant to section 2.2(d);

“U.S. Prospectuses” means, collectively, the U.S. Preliminary Prospectus, the U.S. Amended Preliminary Prospectus, the U.S. Final Prospectus and any Prospectus Amendment to any of the foregoing, and “U.S. Prospectus” means any of the foregoing, as the context requires;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

“U.S. Securities Laws” means all of the applicable federal and state securities laws and regulations of the United States, including without limitation the U.S. Securities Act, the U.S. Exchange Act and the respective rules and regulations of the SEC thereunder;

“U.S. Warrant Base Prospectus” has the meaning set forth in Subsection 2.2(n);

“U.S. Warrant Prospectus” has the meaning set forth in Subsection 2.2(n);

“U.S. Warrant Supplement” has the meaning set forth in Subsection 2.2(n);

“Warrant Agent” has the meaning set forth in the first paragraph of this Agreement;

“Warrant Form F-X” has the meaning set forth in Subsection 2.2(i);

“Warrant Indenture” has the meaning set forth in the first paragraph of this Agreement;

“Warrant Registration Statement” has the meaning set forth in Subsection 2.2(i);

“Warrant Shares” has the meaning set forth in the first paragraph of this Agreement; and

“Warrants” has the meaning set forth in the first paragraph of this Agreement and for greater certainty includes the Option Warrants.

Any reference herein to the terms “amend”, “amendment” or “supplement” with respect to the Registration Statement, the Warrant Registration Statement, any Canadian Prospectus or any U.S. Prospectus, shall be deemed to refer to and include the filing of any document under the Securities Laws or the U.S. Exchange Act after the Effective Date of the Registration Statement or the effective date of the Warrant Registration Statement, as the case may be, or the issue date of such Canadian Prospectus or U.S. Prospectus, as the case may be, deemed to be incorporated therein by reference.

ARTICLE 2 - NATURE OF TRANSACTION

2.1	This offer is conditional upon, among other things, the Corporation obtaining a Passport Receipt for the Canadian Final Prospectus from each of the Securities Commissions qualifying the distribution by the Corporation of the Offered Units to purchasers resident in each Province dated effective on or before September 18, 2009, or such later date as the Lead Underwriter may agree, acting reasonably. The obligation of the Underwriters to purchase any Offered Units shall, in addition to being subject to the other terms and conditions described herein, be conditional on the steps described in section 2.3 hereof having been taken within the time frames described therein.

2.2	The Corporation represents, warrants and covenants to and with the Underwriters and acknowledges that the Underwriters are relying thereon in connection with the purchase of the Purchased Units, that:

(a)	the Corporation is eligible in accordance with the provisions of NI 44-101 to file a short form prospectus in each of the Provinces and the Alberta Securities Commission is the principal regulator for the Corporation under the Passport System for purposes of the filing of the Canadian Prospectuses;

(b)	the Corporation meets the general eligibility requirements for use of Form F-10;

(c)	the Corporation has filed under and in compliance with Canadian Securities Laws the Canadian Preliminary Prospectus with the Securities Commissions and obtained a Passport Receipt therefor, a copy of which has been provided to the Underwriters;

(d)	the Corporation has filed with the SEC a registration statement on Form F-10 (File No. 333- 161851) covering the registration of the Offered Units under and in compliance with U.S. Securities Laws, including the U.S. Preliminary Prospectus;

(e)	the Corporation has filed with the SEC an Appointment of Agent for Service of Process and Undertaking for the Corporation on Form F-X in conjunction with the initial filing of the registration statement on Form F-10 referred to in section 2.1(d) (the “Form F-X”);

(f)	the Corporation shall, under and in compliance with the Canadian Securities Laws,

(i)	as soon as possible after the execution of this Agreement on September 11, 2009 and on a basis acceptable to the Underwriters, prepare and file the Canadian Amended Preliminary Prospectus under and in compliance with the Canadian Securities Laws with each of the Securities Commissions; and

(ii)	as soon as possible thereafter and in any event by 12:00 p.m. (Calgary time) on September 14, 2009, obtain and deliver to the Underwriters a Passport Receipt, dated the date of filing, issued by the Principal Regulator evidencing that a receipt for the Canadian Amended Preliminary Prospectus has been issued by each of the Securities Commissions;

(g)	the Corporation shall, as soon as possible after the execution of this Agreement and in any event no later than September 11, 2009 and on a basis acceptable to the Underwriters, prepare and file with the SEC pursuant to the multi-jurisdictional disclosure system and in compliance with U.S. Securities Laws an amendment to the registration statement on Form F-10 referred to in section 2.2(d), including the U.S. Amended Preliminary Prospectus;

(h)	the Corporation shall, on or before September 25, 2009, file with the Principal Regulator Authority a preliminary base shelf prospectus (the “Canadian Preliminary Warrant Prospectus”), under NI 44-102 relating to the Warrant Shares and use its best efforts to obtain the issuance by the Principal Regulator of a receipt for the Preliminary Warrant Prospectus as soon as possible but in any event no later than one Business Day thereafter;

(i)	the Corporation shall, as soon as possible after the execution of this Agreement and in any event no later than September 25, 2009 and on a basis acceptable to the Underwriters, prepare and file with the SEC pursuant to the multi-jurisdictional disclosure system and in compliance with U.S. Securities Laws a shelf registration statement (including documents incorporated by reference therein, as it has been and may be further amended from time to time, the “Warrant Registration Statement”) on Form F-10 providing for the registration of the Warrant Shares under the U.S. Securities Act, which includes the Canadian Preliminary Warrant Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC) along with the filing with the SEC of an appointment of an agent for service of process upon the Corporation on Form F-X in conjunction with the filing of such registration statement (the “Warrant Form F-X”);

(j)	the Corporation shall, under the Canadian Securities Laws,

(i)	as soon as possible after any comments of the Securities Commissions in respect of the Canadian Amended Preliminary Prospectus have been satisfied and in any event by 3:00 p.m. (Calgary time) on September 18, 2009 (or in any case, by such later date or dates as may be determined by the Lead Underwriter, acting reasonably) and on a basis acceptable to the Underwriters, prepare and file the Canadian Final Prospectus under and in compliance with Canadian Securities Laws with each of the Securities Commissions; and

(ii)	as soon as possible and in any event by 12:00 p.m. (Calgary time) on September 21, 2009 obtain and deliver to the Underwriters a Passport Receipt, dated the date of filing, issued by the Principal Regulator evidencing that a receipt for the Canadian Final Prospectus has been issued by each of the Securities Commissions;

(k)	the Corporation shall, immediately after the filing of the Canadian Final Prospectus but no later than 3:00 p.m. (Calgary time) on September 18, 2009 (or in any case, by such later date or dates as may be determined by the Lead Underwriter, acting reasonably) and on a basis acceptable to the Underwriters, prepare and file with the SEC pursuant to the multi-jurisdictional disclosure system and in compliance with U.S. Securities Laws, a further amendment to the registration statement referred to in section 2.2(d), including the U.S. Final Prospectus, which shall become effective upon filing pursuant to Rule 467(a) under the U.S. Securities Act;

(l)	the Corporation shall file with the Principal Regulator as soon as possible a final base shelf prospectus and supplement thereto in form and substance satisfactory to the Underwriters, acting reasonably, and in accordance with the procedures set out in NI 44-102 relating to the Warrant Shares (the “Canadian Base Warrant Prospectus”) and shall obtain a receipt from the Principal Regulator in respect thereof;

(m)	the Corporation shall file with the Principal Regulator within one Business Day of the issuance of a final receipt for the Canadian Base Warrant Prospectus from the Principal Regulator, a prospectus supplement relating to the Warrant Shares (the “Canadian Warrant Supplement”). Reference to “Canadian Base Warrant Prospectus” in this Agreement shall mean the Canadian Base Warrant Prospectus for which a receipt has been obtained from the Principal Regulator, including the documents incorporated by reference therein and prospectus supplement thereto, including the Canadian Warrant Supplement;

(n)	the Corporation shall file with the SEC as soon as possible an amendment to the Warrant Registration Statement, in form and substance satisfactory to the Underwriters, acting reasonably, providing for the registration of the Warrant Shares, including the Canadian Base Warrant Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC), and the Corporation will cause such registration statement to become effective pursuant to Rule 467 of the U.S. Securities Act on or before September 25, 2009. The Corporation shall file with the SEC as soon as possible after the effectiveness of the Warrant Registration Statement, and in any event no later than one Business Day after the corresponding Canadian Warrant Supplement is filed with the Principal Regulator, pursuant to General Instruction II.L of Form F-10, a prospectus supplement to the Warrant Registration Statement relating to the Warrant Shares (the “U.S. Warrant Supplement”). The prospectus included in the Warrant Registration Statement shall be referred to herein as the “U. S. Warrant Base Prospectus”, and the U.S. Warrant Base Prospectus together with the U.S. Warrant Supplement, including all documents incorporated by reference, relating to the offering of the Warrant Shares filed with the Commission pursuant to General Instruction II.L of Form F-10 following the execution of this Agreement by the parties hereto is referred to herein as the “U.S. Warrant Prospectus”; provided that, prior to the filing of such U.S. Warrant Supplement, the term “U. S. Warrant Prospectus” shall mean the U.S. Warrant Base Prospectus, including all documents incorporated by reference.

(o)	on the date of and upon filing of the Canadian Final Prospectus there will be no documents required to be filed under the Canadian Securities Laws in connection with the distribution of the Offered Units that will not have been filed as required; and

(p)	the Corporation will use its reasonable best efforts to obtain the conditional listing of the Unit Shares, Option Shares, Warrants and Warrant Shares on the Toronto Stock Exchange by the Closing Time and approval for listing of the Unit Shares, Option Shares and Warrant Shares on the New York Stock Exchange by the Closing Time, subject in each case only to the Standard Listing Conditions, and the Corporation will promptly satisfy the Standard Listing Conditions of each such exchange.

2.3	The Corporation agrees to allow the Underwriters, prior to the filing of the Offering Documents, to participate fully in the preparation of, and approve the form and content of, the Offering Documents and such other documents as may be required under the Securities Laws to qualify the distribution of the Offered Units in the Provinces and in the United States and to allow the Underwriters to conduct all due diligence which the Underwriters may reasonably require in order to:

(a)	confirm the Public Record is accurate and current in all material respects;

(b)	fulfill the Underwriters’ obligations as underwriters; and

(c)	enable the Underwriters to responsibly execute the certificates in the Canadian Prospectuses required to be executed by the Underwriters.

Without limiting the scope of the due diligence inquires and investigations that may be conducted by or on behalf of Underwriters, the Corporation will use its reasonable commercial efforts to cause its directors, senior management and audit committee, counsel, and independent engineers and other applicable experts, and will use its reasonable commercial efforts to cause the Auditors, to be available to answer any questions which the Underwriters or the Underwriters’ counsel have or may have, including the participation of such persons in each Due Diligence Session. The Underwriters will distribute or may distribute lists of written questions (which lists may be augmented by additional questions posed at the Due Diligence Sessions) to be answered in advance of such Due Diligence Sessions and the Corporation will answer such questions and will use its reasonable commercial efforts to have its outside consultants, counsel, Auditors, independent engineers and other experts who have been asked by the Underwriters to attend and respond to questions at such Due Diligence Sessions.

2.4	After the date of the Final Prospectuses and until the conclusion of the distribution of the Offered Units, the Corporation shall take or cause to be taken all steps as may be from time to time necessary to maintain the qualification of, or if the qualification shall cease for any reason to requalify, the distribution of the Offered Units in each of the Provinces and in the United States; provided, however, that with respect to state securities law qualifications in the United States, the Corporation shall not be obligated to file any general consent to service of process or to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not so qualified or to subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subjected.

2.5	Offered Units may also be distributed in such other jurisdictions as the Corporation and the Underwriters may agree, provided the distribution of Offered Units in such other jurisdictions is completed in accordance with the applicable laws of such other jurisdictions.

2.6	The Corporation acknowledges and agrees that under no circumstances whatsoever shall the Underwriters be required to execute a certificate page in respect of the Canadian Preliminary Warrant Prospectus or the Canadian Base Warrant Prospectus.

2.7	The Corporation shall use its commercially reasonable efforts to maintain the effectiveness of the Warrant Registration Statement or another shelf registration statement providing for the registration of the offering of the Warrant Shares until the earlier of the expiration date of the Warrants and the date upon which all such Warrants have been exercised.

2.8	The Corporation shall use its reasonable commercial efforts to obtain, prior to the Closing Date, the Lock-Up Agreements from each of the directors and officers of the Corporation.

ARTICLE 3 - DELIVERY OF THE PROSPECTUSES AND RELATED DOCUMENTS

3.1	The Corporation shall deliver or cause to be delivered to the Underwriters and the Underwriters’ counsel, without charge, the documents set out below at the respective times indicated:

(a)	prior to or contemporaneously, as nearly as practicable, with the filing with the Securities Commissions of each of the Canadian Prospectus (other than the Canadian Preliminary Prospectus), copies of such Canadian Prospectus, signed as required by the Canadian Securities Laws;

(b)	prior to or contemporaneously, as nearly as practicable, with the filing thereof with the SEC copies of the Registration Statement and Warrant Registration Statement, including the prospectus contained therein, and each amendment thereto, as filed with the SEC and copies of all exhibits and documents filed therewith which have not previously been delivered to the Underwriters;

(c)	as soon as they are available, copies of any Prospectus Amendment required to be filed under any of the Canadian Securities Laws, signed as required by the Canadian Securities Laws, and any amendment to the Registration Statement and Warrant Registration Statement;

(d)	as soon as they are available, copies of any documents incorporated by reference in or exhibits to the Canadian Prospectuses, the U.S. Prospectuses, the Registration Statement, the Warrant Registration Statement or any amendment to any of them which have not been previously available on SEDAR or delivered to the Underwriters;

(e)	at the time of filing with the Securities Commissions of the Canadian Final Prospectus or any Prospectus Amendment, as the case may be, a comfort letter from the Auditors addressed to the Underwriters and dated the date of the Canadian Final Prospectus or the Prospectus Amendment, as the case may be, in form and substance satisfactory to the Underwriters, acting reasonably, relating to the verification of certain of the financial information and statistical and accounting data relating to the Corporation and its Subsidiaries contained in any such document, the Registration Statement, the Disclosure Package and the U.S. Final Prospectus or incorporated by reference therein, which comfort letter shall be based on a review having a cut-off date not more than two business days prior to the date of such letter. Such letter shall also state that the Auditors are independent public accountants within the meaning of Canadian Securities Laws and the U.S. Securities Act and the rules and regulations thereunder, and that in their opinion the financial statements of the Corporation included or incorporated by reference in the Canadian Prospectuses, the U.S. Prospectuses and the Registration Statement have been reconciled to U.S. generally accepted accounting principles in accordance with, and to the extent required by, the U.S. Securities Act and rules and regulations thereunder, including the requirements of Form F-10, applied on a consistent basis throughout the periods involved.

3.2	The delivery to the Underwriters of any Canadian Prospectus shall constitute a representation and warranty to the Underwriters by the Corporation that:

(a)	the information and statements contained in such Canadian Prospectus (except any information and statements relating solely to the Underwriters which has been provided in writing to the Corporation by or on behalf of any Underwriter through the Lead Underwriter specifically for inclusion therein) constitutes full, true and plain disclosure of all material facts relating to the Corporation and the Offered Units; and

(b)	does not contain a misrepresentation within the meaning of Canadian Securities Laws.

Delivery of the Canadian Amended Preliminary Prospectus and the Canadian Final Prospectus shall also constitute the consent of the Corporation to the use of the Canadian Amended Preliminary Prospectus and the Canadian Final Prospectus, as the case may be, by the Underwriters in connection with the distribution of the Offered Units in the Provinces and elsewhere outside the United States.

3.3	The Corporation hereby represents, warrants and covenants to the Underwriters as follows:

(a)	the documents incorporated by reference in the Canadian Prospectuses, the Registration Statement and the U.S. Prospectuses when they were filed with the Securities Commissions or the SEC, as applicable, conformed in all material respects to the requirements of Canadian Securities Laws or the U.S. Exchange Act and the rules thereunder, as applicable; and any further documents incorporated by reference in the Canadian Prospectuses, the Registration Statement and the U.S. Prospectuses, when such documents are filed with the Securities Commissions or the SEC, as applicable, will conform in all material respects to the requirements of Canadian Securities Laws or the U.S. Exchange Act and the rules thereunder, as applicable;

(b)	on the Effective Date, the Registration Statement will, and on the date it is first filed and at the Closing Time, the U.S. Final Prospectus will conform in all material respects with the U.S. Securities Act and the rules and regulations of the SEC under the U.S. Securities Act; on the date first filed the Canadian Preliminary Prospectus conformed, and on the date first filed the Canadian Amended Preliminary Prospectus and the Canadian Final Prospectus and any Prospectus Amendment will, and at the Closing Time the Canadian Final Prospectus, as amended will, conform in all material respects with the applicable requirements of Canadian Securities Laws; each of the Registration Statement as of the Effective Date and the U.S. Final Prospectus as of its filing date and as of the Closing Time, will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Corporation by or on behalf of any Underwriter through the Lead Underwriter specifically for inclusion in the Registration Statement, the Canadian Final Prospectus or the U.S. Final Prospectus;

(c)

on its effective date, the Warrant Registration Statement will, and on the date it is first filed, the U.S. Base Warrant Prospectus will conform in all material respects with the U.S. Securities Act and the rules and regulations of the SEC under the U.S. Securities Act; on the date first filed the Canadian Preliminary Warrant Prospectus and Canadian Base Warrant Prospectus and any Prospectus Amendment will conform in all material respects with the applicable requirements of Canadian Securities Laws; each of the Warrant Registration Statement as of the effective date of such Warrant Registration Statement and the U.S. Base Warrant Prospectus as of its filing date and as of the Closing Time, will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Corporation by or on behalf of any Underwriter through the Lead Underwriter specifically for inclusion in the Warrant Registration Statement, the Canadian Base Warrant Prospectus or the U.S. Base Warrant Prospectus;

(d)	at the time the U.S. Warrant Supplement is filed with the SEC (i) the Canadian Base Warrant Prospectus will comply in all material respects with Canadian Securities Laws as interpreted and applied by the Principal Regulator; (ii) the U.S. Warrant Prospectus will conform to the Canadian Base Warrant Prospectus, except for such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC; (iii) the Warrant Registration Statement, and any amendments or supplements thereto will comply in all material aspects with the requirements of U.S. Securities Laws; (iv) none of the Warrant Registration Statement, or any amendment or supplement thereto will contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and (v) each of the U.S. Warrant Prospectus , the Canadian Base Warrant Prospectus, and any amendment or supplement thereto will constitute full, true and plain disclosure of all material facts relating to the Corporation and the Warrant Shares, and will not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(e)	as of the Initial Sale Time and as of the Closing Time, each of: (i) the Disclosure Package; and (ii) each electronic roadshow, if any, when taken together as a whole with the Disclosure Package, does not and will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements in or omissions from the Disclosure Package made in reliance upon and in conformity with information furnished in writing to the Corporation by or on behalf of any Underwriter through the Lead Underwriter specifically for inclusion therein;

(f)	at the earliest time after the filing of the U.S. Preliminary Prospectus that the Corporation or another offering participant makes a bona fide offer (within the meaning of Rule 164(h)(2) of the U.S. Securities Act) of the Offered Units, the Corporation will not be an Ineligible Issuer (as defined in Rule 405 of the U.S. Securities Act), without taking account of any determination by the SEC pursuant to Rule 405 of the U.S. Securities Act that it is not necessary that the Corporation be considered an Ineligible Issuer; provided that the Lead Underwriter have notified the Corporation of the earliest time that an offering participant makes a bona fide offer of the Offered Units; and

(g)

each Issuer Free Writing Prospectus will not include any information that conflicts with the information contained in the Registration Statement or Warrant Registration Statement, including any document incorporated therein by reference that has not been superseded or modified; if there occurs an event or development as a result of which the U.S. Prospectuses or the Disclosure Package would include an untrue statement of a material fact or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances then prevailing, not misleading, or as a result of which any Issuer Free Writing Prospectus would include any information that conflicts with the information contained in the Registration Statement or Warrant Registration Statement, the Corporation will notify promptly the Lead Underwriter so that any use of the U.S. Prospectuses and the Disclosure Package may cease until it is amended or supplemented.

ARTICLE 4 - COMMERCIAL COPIES OF PROSPECTUSES

4.1	The Corporation shall deliver to the Underwriters, without charge, as soon as practicable and in any event no later than noon (local time) on the second business day following the date hereof, at offices designated by the Underwriters, such number of commercial copies of the Canadian Amended Preliminary Prospectus and the U.S. Amended Preliminary Prospectus as the Underwriters may reasonably request by instructions to the printer thereof given no later than 8:00 p.m. (Calgary time) on the date hereof. The Corporation shall, as soon as possible following a request by the Underwriters, cause to be delivered to the Underwriters, without charge, such additional commercial copies of the Canadian Amended Preliminary Prospectus and the U.S. Amended Preliminary Prospectus in such numbers and at such offices in such cities as the Underwriters may reasonably request from time to time.

4.2	The Corporation shall deliver to the Underwriters, without charge, as soon as practicable and in any event no later than noon (local time) on the business day following the date of the filing of the Canadian Final Prospectus with the Securities Commissions, at offices designated by the Underwriters, such number of commercial copies of the Canadian Final Prospectus and the U.S. Final Prospectus as the Underwriters may reasonably request by instructions to the printer thereof given no later than the day prior to the time when the Corporation plans to authorize the printing of the commercial copies of the Canadian Final Prospectus and the U.S. Final Prospectus. The Corporation shall, as soon as possible following a request by the Underwriters, cause to be delivered to the Underwriters, without charge, such additional commercial copies of the Canadian Final Prospectus and the U.S. Final Prospectus in such numbers and at such offices in such cities as the Underwriters may reasonably request from time to time.

4.3	The Corporation shall from time to time deliver to the Underwriters, as soon as practicable at the offices in such cities designated by the Underwriters pursuant to sections 4.1 or 4.2, the number of copies of any documents incorporated, or containing information incorporated by reference in the Canadian Prospectuses or the U.S. Prospectuses and of any Subsequent Disclosure Documents which the Underwriters may from time to time reasonably request.

ARTICLE 5 - DISTRIBUTION OF OFFERED UNITS

5.1	Each of the Underwriters covenants and agrees with the Corporation:

(a)	to offer the Offered Units for sale to the public in Canada and the United States, directly and through other investment dealers and brokers (the Underwriters, together with such other investment dealers and brokers, referred to herein as the “Selling Firms”), only in compliance with all applicable Securities Laws, upon the terms and conditions set forth in the Canadian Final Prospectus or the U.S. Final Prospectus, as applicable, any Prospectus Amendment and this Agreement;

(b)	to offer the Offered Units for sale to the public outside of Canada and the United States, directly and through other Selling Firms, only in compliance with all applicable laws and regulations in each jurisdiction into and from which they may offer or sell the Offered Units, upon the terms and conditions set forth in the Canadian Final Prospectus or the U.S. Final Prospectus, as applicable, any Prospectus Amendment and this Agreement; and

(c)	to use all reasonable efforts to complete and to cause the Selling Firms to complete the distribution of the Offered Units as soon as possible after the Closing Time.

5.2	The Underwriters may offer the Offered Units at a price less than the Offering Price in compliance with Securities Laws and, specifically in the case of any Offered Units offered in the Provinces, the requirements of NI 44-101 and the disclosure concerning the same which is contained in the Canadian Prospectuses.

5.3	For the purposes of this Article 5, the Underwriters shall be entitled to assume that the distribution of the Offered Units is qualified in each of the Provinces and that the Offered Units are registered under U.S. federal securities laws after receipt by the Lead Underwriter of notification from the Corporation’s counsel that a Passport Receipt for the Canadian Final Prospectus has been issued and that the Registration Statement has been declared effective, as applicable, unless the Underwriters receive notice to the contrary from the Corporation or any applicable securities regulatory authority.

5.4	No Underwriter will be liable to the Corporation under this Article 5 with respect to a default by another Selling Firm (that is not an affiliate of such Underwriter) or the Corporation under this Agreement if the Underwriter first mentioned is not itself in violation.

5.5	The Lead Underwriter will notify the Corporation when, in their opinion, the Underwriters have ceased distribution of the Offered Units and shall, as soon as practicable thereafter, provide the Corporation with a breakdown, in writing, of the number of Offered Units distributed in each of the Provinces where such breakdown is required for the purpose of calculating fees payable to a Securities Commission.

ARTICLE 6 - MATERIAL CHANGES

6.1	During the period from the date hereof until the completion of the distribution of the Offered Units and at any time when a prospectus relating to the Offered Units is required to be delivered under the U.S. Securities Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172 under the U.S. Securities Act), the Corporation shall promptly notify the Underwriters, in writing, with full particulars of:

(a)	any change (actual, anticipated, contemplated or threatened) in the business, affairs, operations, assets, liabilities (contingent or otherwise), capital or ownership of the Corporation or any of its Subsidiaries; or

(b)	any change in any matter covered by a statement contained in any Offering Document or amendment or supplement to any of them or the Due Diligence Session Responses; or

(c)	any other event or circumstance in respect of the Corporation or its Subsidiaries; of which it is aware and which:

(i)	is, or may be, of such a nature as to render any Offering Document misleading or untrue in any material respect or would result in any of such documents containing a misrepresentation or which would result in any of such Offering Document not complying with any of the Canadian Securities Laws or which would reasonably be expected to have a significant effect on the market price or value of the Common Shares; or

(ii)	results in it being necessary to amend the Registration Statement or the Warrant Registration Statement or to amend or supplement any U.S. Prospectus in order that such document will not include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the case of the Registration Statement and the Warrant Registration Statement, not misleading, and in the case of the U.S. Prospectuses, in light of the circumstances under which such statements are made, not misleading, or makes it necessary to amend or supplement the Registration Statement, the Warrant Registration Statement or any U.S. Prospectus to comply with the requirements of the U.S. Securities Act and the published rules and regulations thereunder.

The Corporation shall in good faith discuss with the Lead Underwriter on behalf of the Underwriters, any change, event or circumstance (actual or proposed within the knowledge of the Corporation) which is of such a nature that there is reasonable doubt whether notice need be given to the Underwriters pursuant to this section and, in any event, prior to making any filing referred to in section 6.2 below.

6.2	The Corporation shall promptly comply to the reasonable satisfaction of the Underwriters and their counsel with any applicable filing and other requirements under the Securities Laws arising as a result of any change, event or circumstance referred to in section 6.1 above and shall prepare and file under all applicable Securities Laws, with all reasonable dispatch, and in any event within any time limit prescribed under applicable Securities Laws, any Subsequent Disclosure Document or Prospectus Amendment or amendment or supplement to the Registration Statement or Warrant Registration Statement as may be required under applicable Securities Laws; provided that the Corporation shall allow the Underwriters and their counsel to participate fully in the preparation of any such Subsequent Disclosure Document or Prospectus Amendment or amendment or supplement to the Registration Statement or Warrant Registration Statement and to conduct all due diligence investigations which the Underwriters may reasonably require in order to fulfill their obligations as underwriters and in order to enable the Underwriters to responsibly execute the certificate required to be executed by them in any Prospectus Amendment and the Underwriters shall have approved the form of any Prospectus Amendment or amendment or supplement to the Registration Statement or Warrant Registration Statement, such approval not to be unreasonably withheld and to be provided in a timely manner. The Corporation shall further promptly deliver to the Underwriters and the Underwriters’ counsel a copy of each Prospectus Amendment or amendment or supplement to the Registration Statement or Warrant Registration Statement signed as required by applicable Securities Laws, and each Subsequent Disclosure Document, such number of commercial copies of each Prospectus Amendment or amendment or supplement to the Registration Statement or Warrant Registration Statement as the Underwriters may reasonably request, in the same manner as set forth in section 4.1 hereof, as well as opinions and letters with respect to each such Prospectus Amendment or amendment or supplement to the Registration Statement or Warrant Registration Statement substantially similar to those referred to in sections 3.1(e) and (f), above.

6.3	The delivery to the Underwriters of each Prospectus Amendment and Subsequent Disclosure Document shall constitute a representation and warranty to the Underwriters by the Corporation, with respect to the Canadian Prospectus, as amended, modified or superseded by such Prospectus Amendment or Subsequent Disclosure Document and by each Prospectus Amendment and Subsequent Disclosure Document previously delivered to the Underwriters as aforesaid, to the same effect as set forth in paragraphs (a) and (b) of section 3.2 above. Such delivery shall also constitute the consent of the Corporation to the use of the Canadian Prospectus, as amended, by the Underwriters in connection with the distribution of the Offered Units in the Provinces and elsewhere outside the United States and to the use of the U.S. Prospectus, as amended, by the Underwriters in connection with the offer and sale of the Offered Units in the United States.

6.4	During the period commencing on the date hereof and ending on the completion of the distribution of the Offered Units, the Corporation will promptly inform the Underwriters of the full particulars of:

(a)	any request of any Securities Commission or the SEC for any amendment to any Offering Document or any Prospectus Amendment or Subsequent Disclosure Document or any part of the Public Record or for any additional information;

(b)	the issuance by any Securities Commission, the SEC or by any other competent authority of any order to cease or suspend trading of any securities of the Corporation or of the institution or threat of institution of any proceedings for that purpose; or

(c)	the receipt by the Corporation of any communication from any Securities Commission, the SEC, the Toronto Stock Exchange, the New York Stock Exchange or any other competent authority relating to any Offering Document, any Prospectus Amendment or Subsequent Disclosure Document or any part of the Public Record or the distribution of the Offered Units.

ARTICLE 7 - REPRESENTATIONS, WARRANTIES AND COVENANTS

7.1	The Corporation represents, warrants and covenants to and with the Underwriters and acknowledges that the Underwriters are relying thereon in connection with the purchase of the Purchased Units, that:

(a)	each of the Corporation and each Subsidiary is a corporation or partnership duly incorporated, organized or formed, as the case may be, and validly subsisting under the laws of its jurisdiction of incorporation, organization or formation, as the case may be, and has all requisite corporate or partnership power, capacity and authority to own its properties and assets and to carry on its business as presently conducted and as proposed to be conducted as contemplated in the Final Prospectus under the laws of each jurisdiction in which it conducts a material portion of its business;

(b)	the Corporation has no Material Subsidiaries other than Compton Petroleum Holdings Corporation, Compton Petroleum Finance Corporation, Hornet Energy Ltd. and Compton Petroleum Partnership;

(c)

each of the Corporation and its Material Subsidiaries is qualified to carry on business and is validly subsisting under the laws of each jurisdiction in which it carries on its business except where the failure to be so qualified would not reasonably be expected to materially adversely affect the assets, business, operations, capital or condition (financial or otherwise) of the Corporation and its Subsidiaries (taken as a whole); neither the Corporation or any Subsidiary has received a notice from any court, governmental body or regulatory authority of any restriction on its ability to conduct its business as now presently conducted by it or to own, lease and operate its properties, other than any such restriction that has been satisfied or that would not have a material adverse effect on the Corporation and its Subsidiaries (taken as a whole);

(d)	the Corporation is not in default or breach of, and the execution and delivery of, and the performance of and compliance with the terms of this Agreement and the Warrant Indenture by the Corporation or any of the transactions contemplated hereby or thereby, does not and will not result in any breach of, or constitute a default under, and does not and will not create a state of facts which, after notice or lapse of time or both, would result in a breach of or constitute a default under or create any lien, security interest or encumbrance on its properties or assets under, any term or provision of:

(i)	any of the provisions of the constating documents or by-laws of the Corporation or any of the Subsidiaries, or any resolutions of any of the directors or shareholders of the Corporation or any of the Subsidiaries, or any committee of any of them;

(ii)	any statute, rule, regulation or law applicable to the Corporation or the Subsidiaries, including, without limitation, Securities Laws, or any judgment, order, decree or decision of any governmental or regulatory body, agency, commission, tribunal, court or exchange having jurisdiction over the Corporation or any of the Subsidiaries; or

(iii)	any of the terms or provisions of any contract, indenture, mortgage, hypothec, deed of trust, loan agreement, note, lease, license, franchise agreement, authorization, permit, certificate or other agreement or document to which the Corporation or any of the Subsidiaries is a party or by which any of them may be bound, or to which any of them or any of their respective assets or businesses is subject (each, a “Contract”) or give rise to any right to accelerate the maturity or require the prepayment of any indebtedness under, or result in the creation or imposition of any lien, charge or encumbrances upon any property or assets of the Corporation or any of the Subsidiaries under any Contract, which individually or in the aggregate would (A) have or result in a material adverse effect on the business, condition (financial or otherwise), properties, assets, liabilities (contingent or otherwise), results of operations or prospects of the Corporation and the Subsidiaries (taken as a whole) or impair the sale of the Offered Units or the consummation of the transactions contemplated hereby or by the Canadian Final Prospectus, or (B) materially impair the Corporation’s ability to perform the obligations contemplated in this Agreement or the Canadian Final Prospectuses;

(e)

the Corporation has full corporate power and authority to enter into this Agreement and the Warrant Indenture, to issue the Offered Units and to perform its obligations set out herein and therein, including, without limitation, the filing of the Canadian Prospectuses with the Securities Commissions and the U.S. Prospectuses with the SEC; this Agreement, the Warrant Indenture and the filing of the Canadian Prospectuses with the Securities Commissions and the U.S. Prospectuses with the SEC, have been duly authorized by all necessary corporate action of the Corporation and this Agreement has been, and the Warrant Indenture will be, duly executed and delivered by the Corporation and this Agreement is, and the Warrant Indenture when executed will be, a legal, valid and binding obligation of the Corporation enforceable against it in accordance with its terms subject to the general qualifications that:

(i)	enforceability may be limited by bankruptcy, insolvency or other laws affecting creditors’ rights generally;

(ii)	equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court; and

(iii)	rights of indemnity contained in this Agreement may be limited under applicable law;

(f)	at the Closing Time on the Closing Date, all necessary corporate action will have been taken by the Corporation to allot and authorize the issuance of the Unit Shares, Option Shares and Warrant Shares, create and authorize the issuance of the Warrants and validly issue the Unit Shares, Option Shares and Warrant Shares as fully paid and non-issuable shares, when issued, all of the Unit Shares and Option Shares will have been duly and validly issued as fully paid and non-assessable shares of the Corporation; and, upon the due exercise of the Warrants in accordance with the provisions thereof, the Warrant Shares will be validly issued as fully paid and non-assessable shares in the capital of the Corporation and in each case such securities shall be free and clear of all resale or trade restrictions (except control person restrictions) and liens, charges or encumbrances of any kind whatsoever;

(g)	the authorized capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of preferred shares issuable in series of which 125,573,451 Common Shares and no others, are issued and outstanding as of the date of this Agreement, all of which outstanding Common Shares are fully paid and non-assessable;

(h)	the issued and outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange and the New York Stock Exchange;

(i)	the Corporation is the direct or indirect legal and beneficial owner of all of the outstanding securities (including partnership interests in the case of Compton Petroleum Partnership) of each of the Subsidiaries and no person, firm, corporation or other entity holds any securities convertible or exchangeable into securities (including partnership interests in the case of Compton Petroleum Partnership) of any Subsidiary, or has any agreement, warrant option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement warrant, option or right for the purchase or other acquisition of any unissued securities (including partnership interests in the case of Compton Petroleum Partnership) of any Subsidiary;

(j)	the Unit Shares, Option Shares, Warrants and Warrant Shares shall have the rights, privileges, restrictions and conditions that conform in all material respects to the rights, privileges, restrictions and conditions set forth in the Final Prospectus, subject to such modifications or changes (if any) prior to the Closing Date as may be agreed to in writing by the Corporation and the Underwriters;

(k)	except as provided for herein and as disclosed in the Preliminary Prospectuses, the Final Prospectuses and the Disclosure Package in respect of outstanding securities under the Corporation’s (i) stock option plan, (ii) RSU plan, and (iii) the shareholder rights plan agreement dated as of June 3, 2009, no person now has any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement (including convertible securities or warrants) for the purchase, subscription or issuance of Common Shares; and no person has the right to require the Corporation or any of its Subsidiaries to qualify or register any securities for sale under the Canadian Securities Laws or the U.S. Securities Act by reason of the filing of the Canadian Prospectuses or the U.S. Prospectuses with any Securities Commission or the SEC or the filing of the Registration Statement or Warrant Registration Statement with the SEC or the issuance and sale of the Offered Units;

(l)	no consent, approval, authorization, order, permit, licence, filing, regulation, clearance or qualification of any court or governmental agency, body or regulator is required in connection with the transactions contemplated by this Agreement or the Warrant Indenture except such as shall have been obtained prior to the Closing Date;

(m)	upon satisfaction of the Standard Listing Conditions, the Unit Shares, Warrants and Warrant Shares will be qualified investments under the Income Tax Act (Canada) and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered education savings plans, registered disability savings plans and tax-free savings accounts provided that, in the case of the Warrants either (i) they are listed on a designated stock exchange (which includes the Toronto Stock Exchange), or (ii) the Corporation and any person that does not deal at arm’s length with the Corporation, is not an annuitant, a beneficiary, an employer, a subscriber under, or a holder of such plan;

(n)	the Financial Statements:

(i)	are in accordance with the books, records and accounts of the Corporation;

(ii)	are true and correct in all material respects and present fairly, in all material respects, the consolidated results of operations, assets, liabilities and the financial position of the Corporation and its Subsidiaries (taken as a whole) for the periods ended on, and as at, the dates indicated; and

(iii)	comply as to form with the applicable accounting requirements of applicable Canadian Securities Laws and the U.S. Securities Act and have been prepared in conformity with Canadian generally accepted accounting principles and have, to the extent required by U.S. Securities Laws, been reconciled to U.S. generally accepted accounting principles in accordance with Item 18 of Form 20-F under the U.S. Exchange Act, in each case applied on a consistent basis throughout the periods involved (except as otherwise noted therein), and the Corporation is not aware of any fact or circumstance presently existing which would render the Financial Statements materially incorrect;

(o)

there has not been any material change (financial or otherwise) or any development involving a prospective material change (financial or otherwise) in the business operations, condition, affairs, assets (including oil, natural gas and natural gas liquids reserves and information or data relating to the estimate value of such reserves) or liabilities (absolute, accrued, contingent or otherwise), capital or prospects of the Corporation or its Subsidiaries (taken as a whole) from the position set forth in the Financial Statements;

(p)	the description of the assets and liabilities of the Corporation and its Subsidiaries (taken as a whole) set forth in the Financial Statements fairly presents, in accordance with Canadian generally accepted accounting principles consistently applied, the financial position and condition of the Corporation and its Subsidiaries (taken as a whole) as at the dates thereof and reflects all material liabilities (absolute, accrued, contingent or otherwise) of the Corporation and its Subsidiaries, as at the dates thereof;

(q)	except as disclosed in the Preliminary Prospectuses, the Final Prospectuses and the Disclosure Package, since December 31, 2008, neither the Corporation nor any of its Subsidiaries has incurred, assumed or suffered any liability (absolute, accrued, contingent or otherwise) or entered into any transaction which is or may be material to the Corporation and its Subsidiaries (taken as a whole);

(r)	except in relation to the syndicated credit facility and the note indenture referred to in notes 6 and 7, respectively, to the Corporation’s annual consolidated financial statements as at and for the year ended December 31, 2008, neither the Corporation nor any Subsidiary is a party to or bound by any agreement of guarantee, material to the Corporation and its Subsidiaries (taken as a whole);

(s)	the Corporation and each of the Subsidiaries has conducted and is conducting its activities or business in all material respects in compliance with all applicable laws, rules and regulations, including without limitation those of the country, province, state and municipality in which such entity carries on business or conducts its activities. To the knowledge of the Corporation, there is no proposed or pending change in any applicable law, rule or regulation that would have a material adverse effect on the business of the Corporation and its Subsidiaries (taken as a whole);

(t)	no order, ruling or determination having the effect of suspending the sale or ceasing the trading of the Common Shares, or any other securities of the Corporation or the Subsidiaries has been issued or made by any Securities Commission, the SEC or exchange or any other regulatory authority and is continuing in effect and, to the best of the knowledge of the Corporation, no proceedings for that purpose have been instituted or are pending or are contemplated or threatened by any such authority or under any Securities Laws;

(u)	although it does not warrant title, the Corporation:

(i)	does not have reason to believe that the Corporation or any of its Subsidiaries does not have title to or the right to produce and sell its petroleum, natural gas, natural gas liquids and related hydrocarbons (for the purposes of this clause, the foregoing are referred to as the “Interests”) and does represent and warrant that the Interests are free and clear of adverse claims created by, through or under the Corporation, except as disclosed in the Public Record or those arising in the ordinary course of business, which are not material in the aggregate, and, to the knowledge of the Corporation, the Corporation and its Subsidiaries hold their respective interests under valid and subsisting leases, licenses, permits, concessions, concession agreements, contracts, subleases, reservations or other agreements; and

(ii)	is not aware of any material defects, failures or impairments in the title of the Corporation or any of its Subsidiaries to its Interests, whether or not an action, suit, proceeding or inquiry is pending or threatened and whether discovered by any third party, which in aggregate could reasonably be expected to have a material adverse effect on:

A.	the quantity and pre-tax present worth values of the oil and gas reserves of the Corporation shown in the Netherland Sewell Report;

B.	the current production of the Corporation; or

C.	the current cash flow of the Corporation;

(v)	any and all operations of the Corporation and each of its Subsidiaries and, to the knowledge of the Corporation, any and all operations by third parties, on or in respect of the assets and properties of the Corporation and its Subsidiaries, have been conducted in accordance with good oil and gas industry practices in the Western Canada Sedimentary Basin;

(w)	other than as disclosed in the Preliminary Prospectuses, the Final Prospectuses and the Disclosure Package, there is no claim, action, suit, proceeding or investigation (whether or not purportedly on behalf of the Corporation or any of the Subsidiaries), to the knowledge of the Corporation, pending or threatened against or affecting the Corporation or any of the Subsidiaries or any of their properties, or to which the Corporation or any of the Subsidiaries is or may be a party or to which any property of the Corporation or any of the Subsidiaries is or may be subject, at law or in equity, or before or by any federal, provincial, state, municipal or other governmental or regulatory department, commission, board or agency, domestic or foreign, which in any way, or could reasonably be expected to, materially adversely affect the business, operations or condition (financial or otherwise) of the Corporation and the Subsidiaries (taken as a whole) or which affects or may affect the distribution of the Offered Units and the Corporation is not aware of any existing ground on which any such claim, action, suit, proceeding of inquiry might be commenced with any reasonable likelihood of success;

(x)	the Corporation has made available to Netherland Sewell, prior to the issuance of the Netherland Sewell Report, for the purpose of preparing such report, all information requested by Netherland Sewell, which information did not contain any material misrepresentation at the time such information was so provided; the Corporation has no knowledge, of a change in any reserve information provided to Netherland Sewell since the date that such information was so provided which would result in a material adverse change to the quantity or pre-tax present worth value of estimated future net revenue values of the Corporation as set out in the Netherland Sewell Report; the Corporation believes that the Netherland Sewell Report reasonably presents the quantity and pre-tax present worth value of estimated future net revenue values of oil natural gas and natural gas liquids reserves of the Corporation as at the effective date thereof in respect of the reserves information therein based upon information available in respect of such reserves and the pricing assumptions contained therein at the time such report was prepared;

(y)	except as disclosed in the Preliminary Prospectuses, the Final Prospectuses and the Disclosure Package, the Corporation and its Subsidiaries are (i) in compliance with Environmental Laws, (ii) have received and are in compliance with all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) have not received notice of any actual or potential liability for the investigation or remediation of any disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants, except where such non compliance with Environmental Laws, failure to receive required permits, licenses or other approvals, or liability would not, individually or in the aggregate, have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Corporation and its Subsidiaries (taken as a whole), whether or not arising from transactions in the ordinary course of business; except as set forth in or contemplated in the Preliminary Prospectuses, the Final Prospectuses and the Disclosure Package, neither the Corporation nor any of the Subsidiaries has been named as a “potentially responsible party” under the United States Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or under any similar Canadian legislation;

(z)	in the ordinary course of its business, the Corporation periodically reviews the effect of Environmental Laws on the business, operations and properties of the Corporation and its Subsidiaries, in the course of which it identifies and evaluates associated costs and liabilities (including, without limitation, any capital or operating expenditures required for cleanup, closure of properties or compliance with Environmental Laws, or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties); on the basis of such review, except as set forth in or contemplated in the Preliminary Prospectuses, the Final Prospectuses and the Disclosure Package, the Corporation has concluded that such associated costs and liabilities would not, singly or in the aggregate, have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Corporation and its Subsidiaries (taken as a whole), whether or not arising from transactions in the ordinary course of business;

(aa)	all Environmental Authorizations necessary for the Corporation and the Subsidiaries to carry on their business as presently conducted or as proposed to be conducted as contemplated in the other than as disclosed in the Preliminary Prospectuses, the Final Prospectuses and the Disclosure Package have been obtained and are in force and the business and operations of each of the Corporation and the Subsidiaries have been carried out at all times in all material respects within the terms of all such Environmental Authorizations;

(bb)	in respect of the properties in which the Corporation and the Subsidiaries have an interest:

(i)	where the Corporation or a Subsidiary is the operator of such property, the operations in respect of such property have been carried out and operated at all times in compliance in all material respects with Environmental Laws; and

(ii)	where the Corporation or a Subsidiary is not the operator of such properties, to the knowledge of the Corporation, reasonable endeavours have been used to carry out the operations in respect of such properties at all times in compliance in all material respects with Environmental Laws;

(cc)	the information and statements set forth in the Public Record were true and complete in all material respects and did not contain any misrepresentation, as of the respective dates of such information or statements, and were completed in accordance with Securities Laws and no material change has occurred in relation to the Corporation or the business of the Corporation which is not disclosed in the Public Record, and the Corporation has not filed any confidential material change reports which continue to be confidential;

(dd)	the Due Diligence Session Responses shall be true and correct in all material respects at the time such responses are given and do not contain a misrepresentation;

(ee)	the Corporation is a “reporting issuer” or has equivalent status in each of the Provinces within the meaning of the Canadian Securities Laws in such Provinces and since December 31, 2008, the Corporation has not received any correspondence or notice from a Securities Commission concerning a review of any of the Corporation’s continuous disclosure documents in respect of which any matters remain outstanding;

(ff)	the Auditors, who have audited or reviewed the Financial Statements and delivered their reports with respect to the audited Financial Statements, are independent chartered accountants with respect to the Corporation within the meaning of applicable Canadian Securities Laws and independent public accountants within the meaning of the U.S. Securities Act and the rules and regulations thereunder;

(gg)	there has not been any unresolved “reportable event” (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations) with the Auditors;

(hh)	except as disclosed in the Preliminary Prospectuses, the Final Prospectuses and the Disclosure Package, the Corporation and each of its Subsidiaries has filed all domestic, foreign, federal, provincial, state and local tax returns that are required to be filed or has requested extensions thereof (except in any case in which the failure so to file would not have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Corporation and its Subsidiaries (taken as a whole), whether or not arising from transactions in the ordinary course of business) and has paid all taxes required to be paid by it and any other assessment, fine or penalty levied against it, to the extent that any of the foregoing is due and payable, except for any such assessment, fine or penalty that is currently being contested in good faith or as would not have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Corporation and its Subsidiaries (taken as a whole), whether or not arising from transactions in the ordinary course of business;

(ii)	except as disclosed in the Preliminary Prospectuses, the Final Prospectuses and the Disclosure Package, no labour problem or dispute with the employees of the Corporation or any of its Subsidiaries exists or is threatened or imminent and the Corporation is not aware of any existing or imminent labour disturbance by the employees of any of its or its Subsidiaries’ principal suppliers, contractors or customers, in each case that could have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Corporation and its Subsidiaries (taken as a whole), whether or not arising from transactions in the ordinary course of business;

(jj)

except as disclosed in the Preliminary Prospectuses, the Final Prospectuses and the Disclosure Package, the Corporation and each of its Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are customary in the businesses in which they are engaged; all policies of insurance and fidelity or surety bonds insuring the Corporation or any of its Subsidiaries or their respective businesses, assets, employees, officers and directors are in full force and effect; the Corporation and its Subsidiaries are in compliance with the terms of such policies and instruments in all material respects; and there are no material claims by the Corporation or any of its Subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause; neither the Corporation nor any such Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Corporation and its Subsidiaries (taken as a whole);

(kk)	except as disclosed in the Preliminary Prospectuses, the Final Prospectuses and the Disclosure Package, no Subsidiary of the Corporation is currently prohibited, directly or indirectly, from paying any dividends to the Corporation, from making any other distribution on such Subsidiary’s capital stock or other ownership interest, from repaying to the Corporation any loans or advances to such Subsidiary from the Corporation or from transferring any of such Subsidiary’s property or assets to the Corporation or any other Subsidiary of the Corporation;

(ll)	except as disclosed in the Preliminary Prospectuses, the Final Prospectuses and the Disclosure Package, the Corporation and its Subsidiaries possess all licenses, certificates, permits and other authorizations issued by the appropriate foreign, federal, provincial, state, municipal or local regulatory authorities necessary to conduct their respective businesses except where the failure to possess such license, certificate, permit or other authorization would not, individually or in the aggregate, have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Corporation and its Subsidiaries (taken as a whole) and neither the Corporation nor any such Subsidiary has received any notice of proceedings relating to the revocation or modification of any such license, certificate, authorization or permit which, singly or in the aggregate, if the subject of an unfavourable decision, ruling or finding, would have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Corporation and its Subsidiaries (taken as a whole), whether or not arising from transactions in the ordinary course of business;

(mm)	the Corporation maintains a system of internal control over financial reporting, has assessed the effectiveness of those controls, and based on this assessment has determined that the Corporation maintains effective internal control over financial reporting sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with Canadian generally accepted accounting principles and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences;

(nn)	except for compensation arrangements disclosed in the Public Record, none of the directors or senior officers of the Corporation or any “associate” (within the meaning of that term in the Securities Act (Alberta)) or affiliate of any of the foregoing persons, has or has had any material interest, direct or indirect, in any continuing or existing material transaction or has any material interest, direct or indirect, in any proposed transaction which is material to or will materially affect the Corporation and its Subsidiaries (taken as a whole); and the Corporation has no loans or other indebtedness outstanding which have been made to or from any of its officers, directors or employees or any other person not dealing at arm’s length with the Corporation that are currently outstanding other than as disclosed in the Public Record or the Financial Statements or in respect of expenses incurred in the ordinary course of business, which expenses are reimbursable by the Corporation;

(oo)	Computershare Investor Services Inc. has been duly appointed as transfer agent and registrar for the Common Shares in Canada and Computershare Trust Company N.A. has been duly appointed as co-transfer agent and co-registrar for the Common Shares in the United States;

(pp)	at the Closing Time on the Closing Date, the Warrant Agent, at its principal offices in Calgary, Alberta and Toronto, Ontario, will have been duly appointed as the warrant agent in respect of the Warrants;

(qq)	the form and terms of definitive certificates representing the Common Shares have been duly approved and adopted by the Corporation and comply with all legal requirements and the requirements of the Toronto Stock Exchange and New York Stock Exchange relating thereto;

(rr)	except as provided in this Agreement, there is no person, firm or corporation acting for the Corporation entitled to any brokerage or finder’s fee payable by on or behalf of in connection with this Agreement or any of the transactions contemplated hereunder and in the event any person, firm or corporation acting or purporting to be acting for the Corporation establishes a claim for any commission or brokerage or finder’s fee from the Underwriters, the Corporation covenants to indemnify and hold harmless the Underwriters with respect thereto and with respect to all costs reasonably incurred in the defence thereof;

(ss)	the minute books and corporate records of the Corporation and the Subsidiaries made available to Underwriters’ Counsel in connection with their due diligence investigations of the Corporation and the Subsidiaries for the periods from their respective dates of incorporation to the date of examination thereof, are the original minute books and records of the Corporation and the Subsidiaries and contain copies of all proceedings (or certified copies thereof) of the board of directors, all committees of the board of directors, the shareholders or partners, as applicable of each of the Corporation and the Subsidiaries and there have been no other meetings, resolutions or proceedings of the board of directors, any committee of the board of directors, the shareholders or partners, as applicable, of the Corporation or the Subsidiaries to the date of review of such corporate records and minute books not reflected in such minute books and other corporate records other than those which have been disclosed to the Underwriters in writing or which are not material in the context of the Corporation or the Offering;

(tt)	the Corporation is not and, after giving effect to the sale of the Offered Units and the application of the proceeds as described in the Preliminary Prospectuses, the Final Prospectuses and the Disclosure Package under the heading “Use of Proceeds,” will not be an “investment company” as defined in the United States Investment Company Act of 1940, as amended, and the rules and regulations of the SEC promulgated thereunder;

(uu)	the Corporation has not taken, directly or indirectly, and will not take any action designed to or that would constitute or that might reasonably be expected to cause or result in, under Securities Laws or otherwise, stabilization or manipulation of the price of any security of the Corporation to facilitate the sale or resale of the Offered Units;

(vv)	the Corporation will promptly file all reports required to be filed by it with the Securities Commissions under applicable Canadian Securities Laws, and with the SEC pursuant to Section 13(a), 13(c) or 15(d) of the U.S. Exchange Act for so long as the delivery of a prospectus is required (including in circumstances where such requirement may be satisfied pursuant to Rule 172 of the U.S. Securities Act) in connection with the offering or sale of the Offered Units, and during such same period will advise the Lead Underwriter, promptly after it receives notice thereof, of the issuance by the Securities Commissions or the SEC of any stop order or of any order preventing or suspending the use of any prospectus relating to the Offered Units, of the suspension of the qualification of the Offered Units for offering or sale in any of the Provinces and the United States, of the initiation or threat, to the knowledge of the Corporation, of any proceeding for any such purpose, or of any request by the Securities Commissions or the SEC for the amending or supplementing of the Canadian Prospectuses, the Registration Statement, the Warrant Registration Statement or the U.S. Prospectuses or for additional information relating to the Offered Units; and the Corporation will use its commercially reasonable efforts to prevent the issuance of any such stop order or any such order preventing or suspending the use of any prospectus relating to the Offered Units or the suspension of any such qualification and, in the event of the issuance of any such stop order or of any such order preventing or suspending the use of any prospectus relating to the Offered Units or suspending any such qualification, to use its commercially reasonable efforts to obtain the withdrawal of such order as soon as possible;

(ww)	the Corporation will timely file such reports pursuant to the U.S. Exchange Act as are necessary in order to make generally available to its securityholders an earnings statement for the purposes of, and to provide the Underwriters the benefits contemplated by, the last paragraph of Section 11(a) of the U.S. Securities Act.

7.2	The Corporation covenants and agrees with and in favour of the Underwriters that the proceeds received by the Corporation from the Underwriters from the sale of the Offered Units will be used for the purposes to be described in the Final Prospectuses and the Disclosure Package.

7.3

Except as contemplated by this Agreement, during the period commencing on the date hereof and ending on the date which is 90 days from the Closing Date contemplated hereunder, the Corporation will not, without the prior written consent of the Lead Underwriter, which consent shall not be unreasonably withheld, directly or indirectly, issue, offer, pledge, secure, sell, contract to sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer, lend or dispose of directly or indirectly, any Common Shares, or any securities convertible into or exchangeable for Common Shares, or announce any intention to do so, other than (i) the issue of Common Shares or securities convertible into or exchangeable for Common Shares pursuant to any equity incentive plan, stock ownership or purchase plan, dividend reinvestment plan or other equity plan in effect on the date of this Agreement or pursuant to our rights and obligations under outstanding securities under such plans as of the date of this Agreement; (ii) the issue of Option Shares,

Option Warrants and any Warrant Shares issued upon exercise of Option Warrants pursuant to the exercise of the Over-Allotment Option; (iii) the issue of Common Shares or other securities convertible into Common Shares in connection with an acquisition of a business or entity, a consolidation, merger, combination or plan of arrangement, or a transaction or series of transactions entered into in response to an unsolicited bid by a third party to engage in any of the foregoing transactions provided that, except in the circumstances of an unsolicited bid, any such securities issued may not be subsequently disposed of until 60 days after the date of this Agreement; or (iv) the issuance of Common Shares and Warrants to directors and officers of the Corporation on terms and conditions no less favourable to the Corporation than the Offering contemplated hereby. It is agreed that the Corporation may, within the 90 day period referred to above, upon receipt of the prior written consent of the Underwriters, which consent shall not be unreasonably withheld, issue Common Shares to holders (“Note Holders”) of the Corporation’s outstanding notes on such terms as may be negotiated between the Corporation and the Note Holders.

7.4	Unless the Corporation and the Lead Underwriter otherwise agree in writing, neither the Corporation nor any Underwriter has made and none of them will make any offer relating to the Offered Units that would constitute an Issuer Free Writing Prospectus or that would otherwise constitute a “free writing prospectus” (as defined in Rule 405 under the U.S. Securities Act); provided that the prior written consent of the parties hereto shall be deemed to have been given in respect of any electronic roadshow furnished to the Lead Underwriter prior to first use and not objected to by the Lead Underwriter. Any such free writing prospectus consented to by the Lead Underwriter or the Corporation is hereinafter referred to as a “Permitted Free Writing Prospectus.” The Corporation agrees that (i) it will treat each Permitted Free Writing Prospectus as an Issuer Free Writing Prospectus and (ii) it will comply with the requirements of Rules 164 and 433 under the U.S. Securities Act applicable to any Permitted Free Writing Prospectus, including in respect of timely filing with the SEC, legending and record keeping.

ARTICLE 8 - CLOSING

8.1	The closing of the purchase and sale of any Firm Units shall take place at the Closing Time at the offices of Stikeman Elliott LLP in Calgary, Alberta or at such other time and place as may be agreed upon in writing by the Corporation and the Lead Underwriter.

8.2	The closing of the purchase and sale of any Option Units shall be completed at the Closing Time on such date (the “Option Closing Date”), which may be the same as the Closing Date but shall in no event be earlier than the Closing Date, nor less than three nor more than five business days after the giving of the notice hereinafter referred to (provided that if the Option Closing Date is the same as the Closing Date, such notice may be given not less than two business days prior to the Option Closing Date), as shall be specified in a written notice from the Lead Underwriter, on behalf of the Underwriters, to the Corporation of the Underwriters’ determination to purchase that number of Option Units specified in such notice. The closing of the purchase and sale of any Option Units shall be completed at the offices of Stikeman Elliott LLP in Calgary, Alberta or at such other time and place as may be agreed upon in writing by the Corporation and the Lead Underwriter. If the Over-Allotment Option is exercised, all of the provisions of this Agreement relating to the purchase by the Underwriters of the Firm Units shall apply mutatis mutandis in relation to the purchase by the Underwriters of any Option Units at the Closing Time on the Option Closing Date.

8.3	At the Closing Time, the Corporation shall deliver to CDS Clearing and Depository Services Inc. (“CDS”), on behalf of the Underwriters, a certificate or certificates representing the Firm Units registered in the name of “CDS & Co.” or in such other name or names as the Lead Underwriter may notify the Corporation, in writing, not less than one business day before the Closing Date. The Lead Underwriter, on behalf of the Underwriters, shall furnish to CDS not less than one business day before the Closing Date, a breakdown of the number of Firm Units to be allocated in the book-based system of CDS to the Underwriters and other brokers or dealers which are participants of CDS and act on behalf of beneficial owners, together with the financial institution numbers of each person to whom Firm Units are to be allocated in the book-based system. The delivery of the certificate or certificates to CDS shall be made against payment by the Underwriters to the Corporation of the aggregate purchase price for the Firm Units by wire transfer in immediately available funds.

8.4	At the Closing Time, the Corporation shall pay the Underwriting Fee and the expenses contemplated by section 13 of this Agreement to the Underwriters by wire transfer in immediately available funds as directed by the Lead Underwriter on behalf of the Underwriters.

ARTICLE 9 - CONDITIONS PRECEDENT

9.1	The following are conditions precedent to the obligations of the Underwriters to close the transactions contemplated by this Agreement, which conditions the Corporation covenants to exercise all reasonable commercial efforts to have fulfilled at or prior to the Closing Time and which conditions may be waived in writing in whole or in part by the Underwriters at any time. If any of the conditions are not met, each of the Underwriters may terminate its obligations under this Agreement without prejudice to any other remedies it may have. At the Closing Time:

(a)	the Underwriters shall have received a certificate of the Corporation, dated the Closing Date, signed on behalf of the Corporation by its President and Chief Executive Officer and its Vice-President and Chief Financial Officer, or by such other senior officers satisfactory to the Underwriters, certifying that:

(i)	the Corporation has complied with and satisfied in all material respects, all covenants, terms and conditions of this Agreement on its part to be complied with or satisfied at or prior to the Closing Time;

(ii)	the representations and warranties of the Corporation contained herein are true and correct in all material respects as of the Closing Time with the same force and effect as if made at and as of the Closing Time, except for such representations and warranties which are made as of a specific date other than the Closing Date;

(iii)	no event of a nature referred to in section 10.1(a), (b), (c) or (d)(i) hereof has occurred since the date of this Agreement or to the knowledge of such officers is pending, contemplated or threatened (excluding in the case of section 10.1(b) hereof any requirement of an Underwriter to make a determination as to whether or not any event or change has, in the Underwriter’s opinion, had or would have the effect specified therein); and

(iv)	there has been no adverse material change, financial or otherwise, as at the Closing Date, in the business, earnings, affairs, operations, assets, liabilities

(contingent or otherwise) or capital of the Corporation and its Subsidiaries (taken as a whole) from that disclosed in the Canadian Final Prospectus, the Disclosure Package, the U.S. Final Prospectus or any Prospectus Amendment, and the Underwriters shall have no knowledge to the contrary;

(b)	the Corporation shall have furnished to the Underwriters evidence that the Unit Shares, Option Shares, Warrant Shares and Warrants have been conditionally approved for listing and trading on the Toronto Stock Exchange and that the Unit Shares, Option Shares and Warrant Shares have been approved for listing on the New York Stock Exchange and that such securities will be posted for trading on the Toronto Stock Exchange and the New York Stock Exchange, as applicable, on the Closing Date;

(c)	the Underwriters shall have received a comfort letter of the Auditors, addressed to the Underwriters and dated the Closing Date, in form and substance satisfactory to the Underwriters, acting reasonably, bringing the information contained in the comfort letter or letters of the Auditors referred to in section 3.1(f) hereof forward to the Closing Time, which comfort letter shall be based on a review having a cut-off date not more than two business days prior to the Closing Date;

(d)	the Underwriters shall have received legal opinions, dated the Closing Date from Stikeman Elliott LLP, Canadian and U.S. counsel for the Corporation, to the effect set forth in Schedule “A” hereto, from McCarthy Tétrault LLP, Canadian counsel for the Underwriters, with respect to the offering and sale of the Offered Units in Canada, the Canadian Final Prospectus and other related matters as the Underwriters may reasonably require, and from Paul, Weiss, Rifkind, Wharton & Garrison LLP, U.S. counsel for the Underwriters, with respect to the offering and sale of the Offered Units in the United States, the Registration Statement, the Disclosure Package, the U.S. Final Prospectus (together with any supplement thereto) and other related matters as the Underwriters may reasonably require, it being understood that counsel for the Underwriters may rely on the opinions of counsel for the Corporation and that Canadian counsel for the Underwriters and Canadian counsel for the Corporation may rely upon the opinions of local counsel in the Provinces as to all matters not governed by the laws of the respective jurisdictions in which they are qualified to practice, and may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of the Corporation, auditors and public officials, and that the opinions of counsel may be subject to usual qualifications as to equitable remedies, creditors’ rights laws and public policy considerations;

(e)	the Underwriters shall have received written confirmation from the Corporation’s registrar and transfer agent of the number of Common Shares issued and outstanding as of the day immediately prior to the Closing Date;

(f)	the Financial Industry Regulatory Authority, Inc. shall not have raised any objections with respect to the fairness or reasonableness of the underwriting, or other arrangements or transactions, contemplated hereby which remain unresolved; and

(g)	the Underwriters shall have received such further certificates and documents as the Lead Underwriter may reasonably request.

ARTICLE 10 - TERMINATION

10.1	In addition to any other remedies which may be available to the Underwriters, the Underwriters (collectively, or any one of them individually) shall be entitled, at their option, to terminate and cancel their obligations under this Agreement, without any liability on their part, if prior to the Closing Time:

(a)	any order to cease or suspend trading in any securities of the Corporation or any of its Subsidiaries, or prohibiting or restricting the distribution of the Offered Units is made, or any stop order suspending the effectiveness of the Registration Statement or stop order preventing or suspending the use of any prospectus relating to the Offered Units has been issued, or proceedings are announced or commenced or, to the Corporation’s knowledge, threatened for the making of any such order, by any Securities Commission, the SEC or similar regulatory authority, or by any other competent authority, unless such order has been rescinded, revoked or withdrawn or such proceedings have been discontinued or will not be proceeded with;

(b)	any inquiry, investigation (whether formal or informal) or other proceeding in relation to the Corporation or any of its Subsidiaries is announced or commenced or any order is issued by any Securities Commission, the SEC or by any other competent authority, or there is any change of law or the interpretation or administration thereof by any such authority, if, in the opinion of the Underwriters (or any one of them), the announcement, commencement or issuance thereof, or change, as the case may be, materially adversely affects the trading or distribution of the Offered Units;

(c)	the Corporation shall be in breach of, default under or non-compliance with any material representation, warranty, covenant, term or condition of this Agreement;

(d)	(i) there shall occur any change as is contemplated in section 6.1 hereof (other than a change related solely to the Underwriters) or, (ii) as a result of investigations after the execution hereof, the Underwriters (or any one of them) determine that there exists any fact or circumstance which existed prior to the execution hereof and had not been disclosed prior to the execution hereof, which in their sole opinion would be expected to have a material adverse effect on the market price or value of the Common Shares or to result in purchasers of a material number of the Offered Units exercising their right under the Canadian Securities Laws to withdraw from or rescind their purchase thereof or sue for damages in respect thereof, or

(e)	(i) there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence or any law or regulation, or (ii) there shall have been any attack on or outbreak or escalation of hostilities or acts of terrorism involving Canada or the United States, any declaration of war by Canada or the United States or any other substantial national or international calamity or emergency, which, in the opinion of the Underwriters (or any one of them) (A) materially adversely affects or involves, or will materially adversely affect or involve, the financial markets in Canada or the United States or the business, operations or affairs of the Corporation and its Subsidiaries (taken as a whole); or (B) is expected to prevent, suspend or materially restrict the trading in the Offered Units.

10.2	Any such termination shall be effected by an Underwriter or the Underwriters giving written notice to the Corporation at any time prior to the Closing Time. In the event of a termination by any of the Underwriters pursuant to section 10.1, there shall be no further liability on the part of such terminating Underwriters or of the Corporation to such terminating Underwriters except in respect of the payment of such of the expenses referred to in Article 13 hereof payable by the Corporation as shall previously have been incurred and any liability of the Corporation to such Underwriters which may have arisen or may thereafter arise under Article 12 hereof.

ARTICLE 11 - CONDITIONS

11.1	All terms and conditions of this Agreement shall be construed as conditions and any breach or failure to comply in all material respects with any such terms or conditions which are for the benefit of the Underwriters shall entitle the Underwriters to terminate their obligation to purchase the Purchased Units by notice in writing to that effect given to the Corporation at or prior to the Closing Time. The Underwriters may waive in whole or in part or extend the time for compliance with any of such terms and conditions without prejudice to their rights in respect of any other of such terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on the Underwriters any such waiver or extension must be in writing.

ARTICLE 12 - INDEMNIFICATION AND CONTRIBUTION

12.1	The Corporation shall indemnify and hold harmless each of the Underwriters and the Underwriters’ directors, officers, shareholders, affiliates involved in the distribution of the Offered Units, agents and employees and each person who controls any Underwriter within the meaning of Section 15 of the U.S. Securities Act or Section 20 of the U.S. Exchange Act (collectively, the “Indemnified Parties” and individually, an “Indemnified Party”) from and against all liabilities, claims, demands, losses (other than loss of profit in connection with the distribution of the Offered Units), costs, damages and expenses (including, without limitation, any legal or other expenses reasonably incurred by them in connection with investigating or defending any such liability, claim, demand, or loss) in any way caused by or arising directly or indirectly from or in consequence of:

(a)	any information or statement (except any information and statements relating solely to the Underwriters which has been provided in writing to the Corporation by or on behalf of any Underwriter through the Lead Underwriter specifically for inclusion therein) in any Offering Document, the Disclosure Package, any Issuer Free Writing Prospectus, any Subsequent Disclosure Document or in any other document incorporated therein by reference being or being alleged to be a misrepresentation or untrue, or any omission or alleged omission to state therein any fact or information (except facts or information relating solely to the Underwriters or any of them that has been provided in writing to the Corporation by or on behalf of any Underwriter through the Lead Underwriter specifically for inclusion therein) required to be stated therein or necessary to make any of the statements therein not misleading in light of the circumstances in which they were made;

(b)

any untrue statement or alleged untrue statement of a material fact in the Registration Statement, Warrant Registration Statement or any amendment thereto, or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, or any untrue statement or alleged untrue statement of a material fact in any Offering Document, the Disclosure Package, any Issuer Free Writing Prospectus, any Subsequent Disclosure Document or any amendment or supplement thereto, or any omission or alleged omission of a material fact (except facts or information relating solely to the Underwriters or any of them that has been provided in writing to the Corporation by or on behalf of any Underwriter through the Lead Underwriter specifically for inclusion therein) required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(c)	any order made or any inquiry, investigation or proceeding commenced or threatened by any securities, regulatory or other competent authority based upon any untrue statement, omission or misrepresentation or alleged untrue statement, omission or misrepresentation (except a statement, omission or misrepresentation relating solely to the Underwriters or any of them that has been provided in writing to the Corporation by or on behalf of any Underwriter through the Lead Underwriter specifically for inclusion therein) in the Public Record, preventing or restricting the trading in or the distribution of the Offered Units or any of them in any of the Provinces or in the United States;

(d)	the Corporation not complying with any requirement of applicable Securities Laws in connection with the transactions contemplated herein; and

(e)	any breach of, default under or non-compliance by the Corporation with any representation, warranty, term or condition of this Agreement.

12.2	Each Underwriter agrees, severally and not jointly, to indemnify and hold harmless each of the Corporation and its directors, officers, employees and agents and each person who controls the Corporation within the meaning of Section 15 of the U.S. Securities Act and Section 20 of the U.S. Exchange Act, from and against any and all losses (other than loss of profits), claims, damages and liabilities (including, without limitation, the legal fees and other expenses reasonably incurred in connection with any suit, action or proceeding or any claim asserted) caused by any untrue statement or alleged untrue statement of a material fact relating solely to such Underwriter that has been provided in writing to the Corporation by or on behalf of such Underwriter through the Lead Underwriter specifically for inclusion therein contained in the Canadian Prospectuses, the Registration Statement, the Disclosure Package, any Issuer Free Writing Prospectus, the U.S. Prospectuses or any other document incorporated therein by reference (including any amendment or supplement if the Corporation shall have furnished any amendments or supplements thereto), or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading.

12.3	In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in section 12.1 hereof is unavailable, in whole or in part, for any reason to an Indemnified Party in respect of any liabilities, claims, demands, losses, costs, damages and expenses referred to therein, the Corporation shall contribute to the amount paid or payable (or, if such indemnity is unavailable only in respect of a portion of the amount so paid or payable, such portion of the amount so paid or payable) by such Indemnified Party as a result of such liabilities, claims, demands, losses, costs, damages and expenses:

(a)	in such proportion as is appropriate to reflect the relative benefits received by the Corporation on the one hand and the Underwriters on the other hand from the distribution of the Offered Units; or

(b)	if the allocation provided by clause (a) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (a) above but also the relative fault of the Corporation on the one hand and the Underwriters on the other hand in connection with the matters or things referred to in section 12.1 hereof which resulted in such liabilities, claims, demands, losses, costs, damages or expenses, as well as any other relevant equitable considerations;

provided that the Underwriters shall not in any event be liable to contribute, in the aggregate, any amount in excess of the Underwriting Fee or any portion thereof actually received. The relative benefits received by the Corporation on the one hand and the Underwriters on the other shall be deemed to be in the same ratio as the total net proceeds from the distribution of the Offered Units received by the Corporation is to the Underwriting Fee received by the Underwriters. The relative fault of the Corporation on the one hand and of the Underwriters on the other shall be determined by reference to, among other things, whether the matters or things referred to in section 12.1 hereof which resulted in such liabilities, claims, demands, losses, costs, damages and expenses relate to information supplied by or steps or actions taken or done or not taken or done by or on behalf of the Corporation (including indirectly as aforesaid) or to information supplied by or steps or actions taken or done or not taken or done by or on behalf of the Underwriters and the relative intent, knowledge, access to information and opportunity to correct or prevent such statement, omission or misrepresentation, or other matter or thing referred to in section 12.1 hereof. The parties hereto agree that it would not be just and equitable if contribution pursuant to this section 12.3 were determined by any method of allocation which does not take into account the equitable considerations referred to above in this section 12.3. Notwithstanding the provisions of this section 12.3, no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the U.S. Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

12.4

If any matter or thing contemplated by this Article 12 shall be asserted against any Indemnified Party, the Indemnified Party concerned shall promptly notify the Corporation and the Underwriters of the nature of such claim (provided that any failure to so notify the Corporation promptly shall relieve the Corporation of liability under this Article 12 only to the extent that such failure prejudices the Corporation’s ability to defend such claim), and the Corporation shall, subject as hereinafter provided, be entitled (but not required) to assume the defence of any suit or proceeding (including any governmental or regulatory investigation or proceeding) brought to enforce such claim. Any such defence shall be through legal counsel acceptable to the Indemnified Party (whose acceptance shall not be unreasonably withheld) and no admission of liability or settlement shall be made by the Corporation or any Indemnified Party in respect of any Indemnified Party without, in each case, the prior written consent of the Indemnified Party. An Indemnified Party shall have the right to employ separate counsel in any such suit and participate in the defence thereof but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless: (i) the Corporation fails to assume the defence of such suit on behalf of the Indemnified Party within a reasonable period of time; or (ii) the employment of such counsel has been authorized in writing by the Corporation; or (iii) the named parties to any such suit or proceeding include the Indemnified Party as well as the Corporation and the Indemnified Party shall have received a written opinion from counsel that there may be one or more legal defences available to the Indemnified Party which are different from or in addition to those available to the Corporation and that representation of the Indemnified Party by counsel to the Corporation is inadvisable as a result of the potential or actual conflicts of interest of those represented (in which case, if such Indemnified Party notifies the Corporation in writing that it elects to employ separate counsel at the expense of the Corporation, the Corporation shall not have the right to assume the defence of such suit or proceeding on behalf of the Indemnified Party and shall be liable to pay the reasonable fees and expenses of counsel for the Indemnified Party), it being understood, however, that the Corporation shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate law firm for all such Indemnified Parties (other than local counsel), It is the intention of the Corporation to constitute each of the Underwriters as trustees, for the Underwriters’ directors, officers, shareholders, affiliates involved in the distribution of the Offered Units, agents and employees, and each person who controls any Underwriter of the covenants of the Corporation under sections 12.1 and 12.3 hereof with respect to the Underwriters’ directors, officers, shareholders, affiliates involved in the distribution of the Offered Units, agents and employees, and each person who controls any Underwriter, and the Underwriters agree to accept such trust and to hold and enforce such covenants on behalf of such persons. The foregoing provisions of this section 12.4 shall apply mutatis mutandis in respect of any claim for indemnification by the Corporation against any of the Underwriters as provided in section 12.1 hereof.

12.5	The Corporation agrees that in case any legal proceedings or investigation shall be brought against or initiated against the Corporation by any governmental commission, regulatory authority, exchange, court or other authority and an Indemnified Person or other representative of any of the Underwriters shall be required to testify or respond to procedures designed to discover information regarding, in connection with or relating to the performance of professional services rendered to the Corporation by one or more of the Underwriters in connection with the sale of the Offered Units, the Corporation agrees to pay the Underwriter the reasonable costs (including an amount to reimburse the Underwriter for the time spent by the personnel in connection therewith on a per diem basis and out-of-pocket expenses) in connection therewith.

12.6	The rights provided in this Article 12 shall be in addition to and not in derogation of any other right which the Underwriters may have by statute or otherwise at law.

ARTICLE 13 - EXPENSES

13.1	Whether or not the transactions herein contemplated are completed, all expenses of or incidental to the issue and offering of the Offered Units shall be borne by the Corporation, including, without limitation, expenses payable in connection with the qualification of the Offered Units for distribution in the Provinces and in the United States; the preparation, printing, issuance and delivery of certificates for the Offered Units, including any stamp or transfer taxes in connection with the original issuance and sale of the Offered Units; if applicable, any registration or qualification of the Offered Units for offer and sale under the securities or blue sky laws of the several states (including filing fees relating to such registration and qualification); any filings required to be made with the Financial Industry Regulatory Authority, Inc. (including filing fees and the reasonable fees and expenses of counsel for the Underwriters relating to such filings); the travel, transportation and other expenses in connection with presentations to prospective purchasers of the Offered Units; all other costs and expenses of the Corporation and its representatives incident to the performance by the Corporation of its obligations hereunder; the fees and expenses of counsel and auditors for the Corporation; listing fees; and all costs incurred in connection with the preparation, translation, printing, filing and delivery of the Canadian Prospectuses, the Registration Statement, the Warrant Registration Statement, the U.S. Prospectuses and any Issuer Free Writing Prospectus and the Underwriters’ reasonable out-of-pocket expenses and the fees and expenses of counsel for the Underwriters.

ARTICLE 14 - SEVERAL OBLIGATIONS

14.1	The Underwriters’ obligations to purchase the Firm Units at the Closing Time shall be several and not joint and the Underwriters’ respective obligations in this respect shall be in the following percentages of the Firm Units to be purchased at that time:

Canaccord Capital Corporation	50.0%
BMO Nesbitt Burns Inc.	25.0%
FirstEnergy Capital Corp.	7.5%
Scotia Capital Inc.	7.5%
TD Securities Inc.	7.5%
Salman Partners Inc.	2.5%

100.0%

Subject to section 14.2, no Underwriter shall be obligated to take up and pay for any of the Firm Units to be purchased by it unless the other Underwriters simultaneously take up and pay for the percentage of Firm Units set out opposite their name above.

14.2	If any one or more of the Underwriters fails to purchase its or their applicable percentage of the Firm Units at the Closing Time, and if the aggregate number of Firm Units not purchased is:

(a)	less than 10% of the Firm Units agreed to be purchased by the Underwriters pursuant to this Agreement, then each of the other Underwriters shall be obligated to purchase severally the Firm Units not taken up, on a pro rata basis or as they may otherwise agree as between themselves; and

(b)	greater than or equal to 10% of the Firm Units agreed to be purchased by the Underwriters pursuant to this Agreement, then the remaining Underwriters shall not be obligated to purchase such Firm Units, however, the remaining Underwriters shall have the right, exercisable at their option, to purchase on a pro rata basis (or on such other basis as may be agreed to by the remaining Underwriters) all, but not less than all, of the Firm Units which would otherwise have been purchased by the defaulting Underwriter or Underwriters;

and the remaining Underwriters shall also have the right, by notice in writing to the Corporation, to postpone the Closing Time for a period not exceeding two business days.

14.3	In the event that the right to purchase under section 14.2(b) above is not exercised, the Underwriter or Underwriters which are able and willing to purchase shall be relieved of all obligations to the Corporation on submission to the Corporation of reasonable evidence of its or their ability and willingness to fulfil its or their obligations hereunder at the Closing Time.

14.4	Nothing in this Article 14 shall obligate the Corporation to sell to any or all of the Underwriters less than all of the Firm Units or shall relieve any of the Underwriters in default hereunder from liability to the Corporation or to any non-defaulting Underwriter in respect of its default hereunder. In the event of a termination by the Corporation of its obligations under this Agreement, there shall be no further liability on the part of the Corporation to the Underwriters except in respect of any liability which may have arisen or may thereafter arise under Article 12 or Article 13 hereof.

ARTICLE 15 - LEAD UNDERWRITER

15.1	All steps which must or may be taken by the Underwriters in connection with this Agreement but with the exception of the steps contemplated by Article 10, Article 11, Article 12, and Article 14 hereof may be taken by the Lead Underwriter on the Underwriters’ behalf, and this Agreement is the Corporation’s authority for dealing solely with, and accepting notification from, the Lead Underwriter with respect to any such steps on their behalf. Other than as set forth in this section 15.1, no action by any Underwriter shall be binding on any other Underwriter.

ARTICLE 16 - NOTICES

16.1	Any notices or other communication to be given hereunder shall:

(a)	in the case of notice to the Corporation, be addressed to the attention of the President and Chief Executive Officer, at the address on page 1 hereof (facsimile: (403) 668-6700),

with a copy to:

Stikeman Elliott LLP

4300 Bankers Hall West

888 – 3rd Street S.W.

Calgary, Alberta T2P 5C5

Attention:	Leland P. Corbett
Facsimile:	(403) 266-9034

(b)	in the case of notice to the Underwriters, be addressed as follows:

Canaccord Capital Corporation

Suite 2200, 450 – 1st Street S.W.

Calgary, Alberta T2P 5P8

Attention:	Bruce McDonald,
Managing Director, Investment Banking
Facsimile:	(403) 508-3866

BMO Nesbitt Burns Inc.

Suite 2200, 333 – 7th Avenue S.W.

Calgary, Alberta T2P 2Z1

Attention:	Shane C. Fildes,
Executive Managing Director
Facsimile:	(403) 515-1535

FirstEnergy Capital Corp.

Suite 1100, 311 – 6th Avenue S.W.

Calgary, Alberta T2P 3H2

Attention:	Vincent Chahley,
Managing Director
Facsimile:	(403) 262- 0688

Scotia Capital Inc.

Suite 1800, Scotia Centre

700 – 2nd Street S.W.

Calgary, Alberta T2P 2W1

Attention:	Rick Eremenko,
Managing Director
Facsimile:	(403) 298-4099

TD Securities Inc.

800 Home Oil Tower

Suite 324 – 8th Avenue S.W.

Calgary, Alberta T2P 2Z2

Attention:	Gregory B. Saksida,
Managing Director
Facsimile:	(403) 292-2776

Salman Partners Inc.

Gulf Canada Square

Suite 835, 401 – 9th Avenue S.W.

Calgary, Alberta T2P 3C5

Attention:	Caroline M. Troy,
Vice President, Investment Banking
Facsimile:	(403) 261-6069

with a copy to:

McCarthy Tétrault LLP

3300, 421 – 7th Avenue S.W.

Calgary, Alberta T2P 3K9

Attention:	Mark G. Eade
Facsimile:	(403) 260-3501

Any notice or other communication shall be in writing and, unless delivered personally to a responsible officer of the addressee shall be given by facsimile, and shall be deemed to be given at the time faxed or delivered, if faxed or delivered to the recipient on a business day (in the city in which the addressee is located) and before 5:00 p.m. (local time in the city in which the addressee is located) on such business day, and otherwise shall be deemed to be given at 9:00 a.m. (local time in the city in which the addressee is located) on the next following business day (in the city in which the addressee is located). Any party hereto may change its address for notice by notice to the other parties hereto given in the manner herein provided.

16.2

(a)	By the execution and delivery of this Agreement, the Corporation (i) acknowledges that it has, by separate written instrument, irrevocably designated and appointed CT Corporation System (or any successor) (together with any successor, the “Agent for Service”), as its authorized agent upon which process may be served in any suit or proceeding arising out of or relating to this Agreement or the Offered Units, that may be instituted in any federal or state court in the State of New York, or brought under U.S. securities laws, and acknowledges that the Agent for Service has accepted such designation, and (ii) agrees that service of process upon the Agent for Service (or any successor) and written notice of said service to the Corporation shall be deemed in every respect effective service of process upon the Corporation in any such suit or proceeding. The Corporation further agrees to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of the Agent for Service in full force and effect so long as any of the Offered Units shall be outstanding; and

(b)	the Corporation irrevocably (i) agrees that any legal suit, action or proceeding against the Corporation brought by any Underwriter or by any person who controls any Underwriter arising out of or based upon this Agreement or the transactions contemplated thereby may be instituted in the federal courts of the United States or the courts of the state of New York, in each case located in the Borough of Manhattan in the City of New York, (ii) waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such proceeding and (iii) submits to the non-exclusive jurisdiction of such courts in any such suit, action or proceeding. To the extent that the Corporation has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, it hereby irrevocably waives such immunity in respect of its obligations under the above-referenced documents, to the extent permitted by law. The provisions of this section 16.2 shall survive any termination of this Agreement, in whole or in part.

ARTICLE 17 - MISCELLANEOUS

17.1	Unless otherwise indicated, all references herein to currency shall be to the lawful money of Canada.

17.2	The representations, warranties and covenants contained in this Agreement shall survive the purchase by the Underwriters of the Offered Units and shall continue in full force and effect unaffected by any subsequent disposition by the Underwriters of the Offered Units.

17.3	Time shall be of the essence of this Agreement.

17.4	This Agreement may be executed in several counterparts, each of which when so executed shall be deemed to be an original but which together shall constitute one and the same agreement. A signed counterpart of this Agreement provided by way of facsimile or other electronic transmission shall be as binding upon the parties as an originally signed counterpart.

17.5	If any provision of this Agreement is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Agreement and such void or unenforceable provision shall be severable from this Agreement.

17.6	The Corporation acknowledges and agrees that (i) the purchase and sale of the Purchased Units pursuant to this Agreement is an arm’s-length commercial transaction between the Corporation, on the one hand, and the Underwriters, on the other, (ii) in connection therewith and with the process leading to such transaction each Underwriter is acting solely as a principal and not the agent or fiduciary of the Corporation, (iii) no Underwriter has assumed an advisory or fiduciary responsibility in favour of the Corporation with respect to the offering contemplated hereby or the process leading thereto (irrespective of whether such Underwriter has advised or is currently advising the Corporation on other matters) or any other obligation to the Corporation except the obligations expressly set forth in this Agreement and (iv) the Corporation has consulted its own legal and financial advisors to the extent it deemed appropriate. The Corporation agrees that it will not claim that any Underwriter has rendered advisory services of any nature or respect, or owes a fiduciary or similar duty to the Corporation, in connection with such transaction or the process leading thereto.

17.7	This Agreement shall be governed by and interpreted in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable in the Province of Alberta. Each of the parties hereto irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Alberta.

17.8	The terms and conditions of this Agreement supersede any previous verbal or written agreement between the Underwriters (or any of them) and the Corporation with respect to the subject matter hereof including the letter agreement dated September 10, 2009 between the Corporation and the Lead Underwriter and the underwriting agreement dated September 10, 2009 between the Corporation and the Underwriters.

17.9	Each of the parties hereto shall promptly do, make, execute or deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other party hereto may reasonably require from time to time for the purposes of giving effect to this Agreement and shall use reasonable commercial efforts and take all such steps as may be reasonably within its power to implement to their full extent the provisions of this Agreement.

If the foregoing is acceptable to you, please signify such acceptance by executing and returning the enclosed copy of this letter to the Lead Underwriter. Such acceptance will constitute an agreement for the purchase by the Underwriters and sale by the Corporation of the Common Shares on the terms set out herein. Delivery of a signed counterpart hereof by means of facsimile or electronic mail shall be as effective as delivery of an originally signed counterpart.

CANACCORD CAPITAL CORPORATION

Per:	(signed) Ron Sedran

BMO NESBITT BURNS INC.

Per:	(signed) Eric L. Toews

FIRSTENERGY CAPITAL CORP.

Per:	(signed) Vincent L. Chahley

SCOTIA CAPITAL INC.

Per:	(signed) Rick Eremenko

TD SECURITIES INC.

Per:	(signed) Alec W. G. Clark

SALMAN PARTNERS INC.

Per:	(signed) Caroline M. Troy

Accepted and agreed to by the undersigned as of the date of this letter first written above.

COMPTON PETROLEUM CORPORATION

By:	(signed) C. W. Leigh Cassidy
Name:	C. W. Leigh Cassidy
Title:	Vice President, Finance and Chief Financial Officer

SCHEDULE “A”

FORM OF STIKEMAN ELLIOTT LLP OPINION

1.	each of the Corporation, Compton Petroleum Holdings Corporation, Compton Petroleum Finance Corporation and Hornet Energy Ltd. has been incorporated or amalgamated, as the case may be, and is subsisting under the laws of the jurisdiction of its incorporation and has all requisite corporate capacity and power to carry on its business as now conducted by it and to own its properties and assets and is qualified to carry on business under the laws of the jurisdictions where it carries on a material portion of its business;

2.	Compton Petroleum Partnership is a partnership formed and existing under the laws of the Province of Alberta and has all requisite partnership capacity and power to carry on its business as now conducted by it and to own its property and assets and is qualified to carry on business under the laws of the jurisdictions where it carries on a material portion of its business;

3.	the Corporation has full corporate power and authority to enter into the Underwriting Agreement and the Warrant Indenture, to issue the Offered Units and to perform its obligations set out therein; the Underwriting Agreement and the Warrant Indenture have been duly authorized by all necessary corporate action of the Corporation and the Underwriting Agreement and Warrant Indenture have been duly executed and delivered by the Corporation and each is a legal, valid and binding obligation of the Corporation enforceable against it in accordance with its terms, subject to reasonable opinion qualifications;

4.	the Corporation has the necessary corporate power and authority to execute and deliver the Final Prospectus and all necessary corporate action has been taken by the Corporation to authorize the execution and delivery by it of the Final Prospectus and the filing thereof, as the case may be, in each of the Provinces in accordance with applicable securities laws;

5.	all necessary corporate action has been taken by the Corporation to allot and authorize the issuance of the Unit Shares, Option Shares and Warrant Shares, create and authorize the issuance of the Warrants and validly issue the Unit Shares, Option Shares and Warrant Shares as fully paid and non-issuable shares,

6.	the Unit Shares and Option Shares have been duly and validly issued as fully paid and non-assessable shares of the Corporation and, upon the due exercise of the Warrants in accordance with the provisions thereof, the Warrant Shares will be validly issued as fully paid and non-assessable shares in the capital of the Corporation;

7.

the execution and delivery of, and the performance of and compliance with the terms of the Underwriting Agreement and the Warrant Indenture by the Corporation or any of the transactions contemplated thereby, does not and will not result in any breach of, or constitute a default under, and does not and will not create a state of facts which, after notice or lapse of time or both, would result in a breach of or constitute a default under or create any lien, security interest or encumbrance on its properties or assets under, any term or provision of: (i) any of the provisions of the constating documents or by laws of the Corporation or any of the Subsidiaries, or any resolutions of any of the directors or shareholders of the Corporation or any of the Subsidiaries, or any committee of any of them; (ii) any statute, rule, regulation or law applicable to the Corporation or the Subsidiaries, including, without limitation, Securities Laws, or any judgment, order, decree or decision of any governmental or regulatory body, agency, commission, tribunal, court or exchange having jurisdiction over the Corporation or any of the Subsidiaries; or (iii) to our knowledge, any of the terms or provisions of any contract, indenture, mortgage, hypothec, deed of trust, loan agreement, note, lease, license, franchise agreement, authorization, permit, certificate or other agreement or document to which the Corporation or any of the Subsidiaries is a party or by which any of them may be bound, or to which any of them or any of their respective assets or businesses is subject (each, a “Contract”) or give rise to any right to accelerate the maturity or require the prepayment of any indebtedness under, or result in the creation or imposition of any lien, charge or encumbrances upon any property or assets of the Corporation or any of the Subsidiaries under any Contract, which individually or in the aggregate would (A) have or result in a material adverse effect on the business, condition (financial or otherwise), properties, assets, liabilities (contingent or otherwise), results of operations or prospects of the Corporation and the Subsidiaries (taken as a whole) or impair the sale of the Offered Units or the consummation of the transactions contemplated hereby or by the Final Prospectus, or (B) materially impair the Corporation’s ability to perform the obligations contemplated in the Underwriting Agreement or the Final Prospectus;

8.	no consent, approval, authorization, order, permit, licence, filing, regulation, clearance or qualification of any court or governmental agency, body or regulator is required in connection with the transactions contemplated by the Underwriting Agreement or the Warrant Indenture except such as shall have been obtained;

9.	the Corporation is a “reporting issuer”, or its equivalent, in each of the Provinces and it is not listed as in default of any requirement of the securities laws in any of the Provinces in those jurisdictions where such lists are maintained;

10.	all necessary documents have been filed, all necessary proceedings have been taken and all legal requirements have been fulfilled as required under the securities laws of each of the Provinces in order to qualify the distribution of the Offered Units to the public in each of such Provinces by or through investment dealers and brokers duly registered under the applicable laws of such Provinces who have complied with the relevant provisions of such laws;

11.	the Unit Shares, Option Shares, Warrant Shares and Warrants have been conditionally approved for listing on the Toronto Stock Exchange, and the Unit Shares, Option Shares and Warrant Shares have been approved for listing on the New York Stock Exchange subject in each case to the Standard Listing Conditions;

12.	Computershare Investor Services Inc., at its principal offices in Calgary, Alberta and Toronto, Ontario, has been duly appointed the transfer agent and registrar for the Common Shares;

13.	Computershare Trust Company of Canada (or an affiliate thereof), at its principal offices in the City of Calgary and the City of Toronto has been appointed as the warrant trustee under the Warrant Indenture, the form of certificate representing the Warrants complies with the provisions of the Warrant Indenture and the holders of the Warrants are entitled to the benefit of the Warrant Indenture;

14.	the statements in the Canadian Final Prospectus under the caption “Certain Canadian Federal Income Tax Considerations” fairly summarize the matters referred to therein, subject to specific limitations and qualifications stated or referred to therein and applicable thereto;

15.	the submission by the Corporation to the non-exclusive jurisdiction of the courts of the State of New York or the courts of the United States of America sitting in The City of New York, contained in the Underwriting Agreement, would be recognized and given effect by the courts of the Province of Alberta as a valid submission to the jurisdiction of such courts, provided that the applicable provisions, if any, of the Underwriting Agreement, respecting service of process on the Corporation are complied with;

16.	the courts in the Province of Alberta would recognize the appointment by the Corporation of CT Corporation System as its agent for service of process in the United States of America under the Underwriting Agreement;

17.	to our knowledge, all exhibits required by Part II of Form F- 10 have been filed by the Company as part of each of the Registration Statement and the Warrant Registration Statement;

18.	the Registration Statement has become effective under the U.S. Securities Act;

19.	the Form F-X was filed with the SEC prior to the effectiveness of the Registration Statement;

20.	the filing of the U.S. Final Prospectus, and any supplements thereto, has been made in the manner and within the time periods required by Form F- 10 and the applicable rules and regulations of the SEC;

21.	the Company is not and, after giving effect to the Offering and the application of the proceeds thereof in the manner described in the U.S. Final Prospectus, will not be an “investment company” as defined in the Investment Company Act of 1940, as amended;

22.	no consent, approval, authorization, filing with or order of any U.S. court or governmental agency or body is required under the U.S. Securities Act to be obtained by the Company for the performance of the Company’s obligations under the Underwriting Agreement, except as such have been obtained under the U.S. Securities Act in connection with the purchase and distribution of the Unit Shares, Warrants and Warrant Shares by the Underwriters in the manner contemplated in the Underwriting Agreement and in the U.S. Final Prospectus and the U.S. Warrant Prospectus and such other approvals as have been obtained.

Such counsel will state separately that such counsel has participated in the preparation of the Registration Statement, the Warrant Registration Statement, the Canadian Final Prospectus, the Disclosure Package and the U.S. Final Prospectus in connection with the offering of the Offered Units and in conferences with officers and other representatives of the Corporation, representatives of the independent chartered accountants of the Corporation and representatives of the Underwriters, at which the contents of the Registration Statement, the Warrant Registration Statement, the Disclosure Package, the Canadian Final Prospectus and the U.S. Final Prospectus and related matters were discussed. Given the limitations inherent in the independent verification of factual matters and the character of determinations involved in the qualification process, such counsel may state that they have not verified, and are not passing upon and do not assume any responsibility for, the accuracy, completeness or fairness of the statements contained in the Canadian Final Prospectus, the Disclosure Package or the U.S. Final Prospectus (including the documents incorporated by reference therein) and have made no independent verification thereof. Subject to the foregoing and in the course of such participation (and relying as to materiality as to factual matters to the extent such counsel deems reasonable on officers, employees and other representatives of the Corporation), such counsel confirms that no facts have come to their attention that have caused them to believe that (a) the Canadian Final Prospectus and the U.S. Final Prospectus (other than the financial statements and related reports thereon or schedules and other financial or accounting data, as to which such counsel need express no opinion), as of its date and at the Closing Date contained or contain an untrue statement of a material fact or omitted or omits to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading or (b) as of the Initial Sale Time, the Disclosure Package (other than the financial statements and related reports thereon or schedules and other financial or accounting data, as to which such counsel need express no opinion contained or contain an untrue statement of a material fact or omitted or omits to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading. For the purpose of this paragraph “material fact” means a fact that significantly affects or would reasonably be expected to have a significant effect on the market price or value of the Offered Units.

SCHEDULE “B”

FORM OF LOCK-UP AGREEMENT

—, 2009

Canaccord Capital Corporation

BMO Nesbitt Burns Inc.

FirstEnergy Capital Corp.

Scotia Capital Inc.

TD Securities Inc.

Salman Partners Inc.

c/o Canaccord Capital Corporation

Re:	Compton Petroleum Corporation - Lock-Up Agreement

Gentlemen:

The undersigned, a securityholder of Compton Petroleum Corporation (the “Corporation”), understands that Canaccord Capital Corporation, BMO Nesbitt Burns Inc., FirstEnergy Capital Corp., Scotia Capital Inc., TD Securities Inc. and Salman Partners Inc. (collectively, the “Underwriters”) have entered into an underwriting agreement with the Corporation providing for a public offering in Canada and the United States (the “Offering”) of Units of the Corporation. The undersigned also acknowledges that the Underwriters have requested that the undersigned enter into this agreement as a condition of completion of the Offering and that, in consideration of the Offering and for other good and valuable consideration, the receipt and sufficiency of which are hereby expressly acknowledged by the undersigned, the undersigned has agreed to enter into this Lock-Up Agreement in favour of the Underwriters.

The undersigned represents and agrees that during the period beginning from the date hereof and ending 45 days from the closing date of the Offering (the “Lock-Up Period”), he or it shall not (and shall cause its affiliates not to) directly or indirectly, offer, sell, contract to sell, transfer, assign, pledge, grant any option to purchase, make any short sale or otherwise dispose of or monetize any Common Shares of the Corporation, or any options or warrants to purchase any Common Shares of the Corporation, or any securities convertible into, exchangeable for, or that represent the right to receive, Common Shares of the Corporation, now owned directly or indirectly by the undersigned, or under control or direction of the undersigned or with respect to which the undersigned has beneficial ownership (collectively, the “Undersigned’s Securities”) or enter into any swap, forward or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of the Undersigned’s Securities (regardless of whether any such arrangement is to be settled by the delivery of securities of the Corporation, securities of another person, cash or otherwise) or agree to do any of the foregoing or publicly announce any intention to do any of the foregoing.

Notwithstanding the foregoing, the undersigned may offer, sell, contract to sell, transfer, assign, pledge, grant an option co-purchase, make any short sale or otherwise dispose of any of the Undersigned’s Securities, or enter into any swap, forward or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of the Undersigned’s Securities, whether directly or indirectly, during the Lock-Up Period:

1.	with the prior written consent of the Underwriters, such consent not to be unreasonably withheld;

2.	without the consent of the Underwriters, in order for the undersigned to sell, transfer or tender the Undersigned’s Securities (or any of them) to a bona fide take-over bid made to all holders of Common Shares; provided, however, that in such case it shall be a condition of the sale, transfer or tender that if such take-over bid is not completed during the Lock-Up Period, any Common Shares subject to this Lock-Up Agreement shall remain subject to the restrictions herein;

3.	without the consent of the Underwriters, where the undersigned exercises any options or warrants provided that any underlying securities issued by the Corporation on such exercise remain part of the Undersigned’s Securities for purposes of this Lock-Up Agreement; and

4.	without the consent of the Underwriters, (a) pursuant to gifts and transfers by will or intestancy and (b) pursuant to transfers to (i) the undersigned’s members, partners, affiliates or immediate family or (ii) a trust, the beneficiaries of which are the undersigned and/or members of the undersigned’s immediate family; provided in each such case that, as a pre-condition to (a) and (b) the donee or transferee agrees in writing to be bound by the foregoing in the same manner as it applies to the undersigned. “Immediate family” shall mean spouse, lineal descendants, father, mother, brother or sister of the transferor and father, mother, brother or sister of the transferor’s spouse.

The undersigned understands that the Corporation and the Underwriters are relying upon this Lock-Up Agreement in proceeding toward consummation of the Offering. The undersigned further understands that this Lock-Up Agreement is irrevocable and shall be binding upon the undersigned’s legal representatives, successors, and assigns, and shall enure to the benefit of the Corporation, the Underwriters and their legal representatives, successors and assigns. This Lock-Up Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and the parties hereto hereby agree to attorn to the non-exclusive jurisdictions of the court of the Province of Alberta in connection with any dispute or claim hereunder.

DATED this — day of September, 2009

[NAME OF SUBJECT SHAREHOLDER]